Exhibit 99.1

AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2016

February 22, 2017

Following is a table of contents of the Annual Information Form (AIF) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“2016 MD&A”) and Consolidated Financial Statements for the year ended December 31, 2016 (“2016 Financial Statements”) and are incorporated herein by reference as noted below and are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 2 – ADVISORIES

2.1   FORWARD-LOOKING INFORMATION

Certain statements and other information included or incorporated by reference in this AIF constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this document are intended to provide Agrium securityholders and potential investors with information regarding Agrium and its subsidiaries, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements include, but are not limited to: the anticipated expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to our expansion projects, including, among others, our Vanscoy Project, Egyptian Project and Borger Project (all as defined herein), the costs of such projects, the impact of such projects on Agrium’s operations and production and Agrium’s expectations with respect to the sale and marketing of the additional product resulting therefrom; VPO (as defined herein) mineral resource and reserve estimates; production rates at VPO; VPO mine life estimates; economic analysis of the Vanscoy Project; our expectation that as our Retail business expands its potash supply requirements will also increase; our expectation that Canpotex (as defined herein) will grow as its ownership group expands its production capacities and volumes available for export outside of the North American market; expectations in respect to environmental compliance requirements and costs as well as the installation of emissions reduction technology and timing; potential impact of changes in greenhouse gas legislation and regulation on Agrium; our present intention to pay regular dividends on our common shares; and our expectation that current legal and administrative proceedings in aggregate will not have a material effect on our consolidated financial position or results of operations. In addition, this document contains certain forward-looking statements regarding the proposed Arrangement (as defined herein), including timing for the completion thereof.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in the 2016 MD&A, which is incorporated by reference in this AIF, with respect to the material assumptions and risks associated with the forward-looking statements.

By their nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors” and set forth under the headings “Financial Instruments – Risk Management” and “Enterprise Risk Management – Material Business Risks” in our 2016 MD&A which are incorporated by reference herein, which could cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other risk factors are detailed from time to time in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission (SEC).

All of the forward-looking statements contained or incorporated by reference in this AIF are qualified by the cautionary statements contained or incorporated by reference herein and by stated or inherent assumptions and apply only as of the date of this AIF. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

2.2   BASIS OF PRESENTATION

2016, 2015 and 2014 financial information presented and discussed in this AIF is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Unless otherwise specifically stated herein, the information contained in this AIF is presented as at December 31, 2016.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless otherwise specified, “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, its significant equity investments and Agrium Inc.’s share of joint ventures. References to “dollars”, “$”, and “U.S. $” are to United States dollars and references to “CDN $” are to Canadian dollars.

3.1   NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Company’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2   INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries (a)	Jurisdiction of Incorporation or Organization	Ownership
Agrium, a general partnership(b)	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.(b)	Delaware	100%
Crop Production Services (Canada) Inc.	Canada	100%
Landmark Operations Ltd.(b)	Western Australia	100%
Loveland Products Inc.	Colorado	100%

(a)	In aggregate, the remaining subsidiaries accounted for less than 20 percent of the consolidated total assets and/or sales.

(b)	Represents subsidiaries where total assets and/or sales exceed 10 percent of the consolidated total assets and/or sales as at and for the year ended December 31, 2016.

In 2016, Agrium conducted business activities through its Retail business unit (Retail) and Wholesale business unit (Wholesale) which achieved sales of $11.8-billion and $2.7-billion in 2016, respectively. We categorize our operating segments within the Retail and Wholesale business units as follows:

•

Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: manufacturing in Alberta and Texas

•	Potash: mining and processing in Saskatchewan

•	Phosphate: production facilities in Alberta and mining and production facilities in Idaho

•

Wholesale Other: purchasing and reselling crop nutrient products from other suppliers to customers primarily in Europe; producing blended crop nutrients and Environmentally Smart Nitrogen (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

“Other” is a non-operating segment comprised of corporate and administrative functions that provides support and governance to our operating business units. Other is also used to eliminate inter-business unit transactions so that each operating business unit can be evaluated independently. The eliminations relate to purchase and sale transactions between our Retail and Wholesale business units.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1   THREE YEAR HISTORY

2014

Leadership

Effective January 1, 2014, Chuck Magro succeeded Mike Wilson as our Chief Executive Officer. Prior thereto, Mr. Magro held the position of Chief Operating Officer of Agrium. Chuck Magro also joined Agrium’s Board of Directors effective October 3, 2013.

Acquisitions & Investments

In 2014, we acquired 32 Retail locations through 22 completed transactions. Of these, 29 locations are in North America and three are in Australia. The largest of these was the acquisition of Golden Furrow Fertilizer with 14 locations in Southeast Iowa and Missouri. Total consideration for the 2014 acquisitions was approximately $180-million. Retail also invested in four equity investments in 2014.

Incremental Expansion

In the third quarter of 2014, production at our potash facility was shut down to tie-in the brownfield expansion project at our potash mine located in Vanscoy, Saskatchewan (the “Vanscoy Project”) to the existing infrastructure which was completed in December 2014, at which time potash production recommenced.

In 2014, work recommenced on the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) expansion project to add two new trains to the existing single train at the Egyptian nitrogen facility (the “Egyptian Project”). Agrium holds a 26 percent share in the facility, located in Damietta, Egypt. The facility has been operating one production train with annual urea production capacity of 650,000 tonnes, and the Egyptian Project is designed to add 1.3 million tonnes of annual production capacity with the two additional trains.

Agrium owns a 50 percent interest in Profertil S.A. (“Profertil”), a joint venture that owns a nitrogen facility in Bahia Blanca, Argentina. In 2014, construction was also completed on the brownfield expansion and energy project (the “Profertil Project”), which was designed to increase Agrium’s share of annual urea production by approximately 70,000 tonnes, with no additional gas required. The tie-in of the new capacity took place in the second quarter of 2015.

In 2014, Agrium’s brownfield expansion project at Borger, Texas (the “Borger Project”) commenced, and significant progress was made during the year.

Securities Issuances

On May 15, 2014, we increased the aggregate principal amount of securities issuable by Agrium Inc. and/or Agrium U.S. Inc., as applicable under the Commercial Paper Program from $1-billion to $2.5-billion.

On November 18, 2014, we issued $500-million of 5.25 percent debentures due January 15, 2045 pursuant to a prospectus supplement under our base shelf prospectus dated April 24, 2014.

Dispositions

In July 2014, we completed the sale of the Turf and Ornamental business of the former Agrium Advanced Technologies business unit for $94-million. Also in 2014, the decision was made to sell portions of

Wholesale’s Purchase for Resale business in order to optimize working capital levels and maintain focus on core product lines.

2015

Acquisitions & Investments

In 2015, we acquired 26 independent retail facilities located in North America, as well as five seed and application businesses. This was accomplished through 26 completed transactions for total consideration of approximately $95-million, excluding working capital. In addition, Retail acquired Bayer CropScience’s proprietary rice hybrid research platform in El Campo, Texas for a purchase price of $3-million and acquired equity investments in 2015 for approximately $13-million.

Incremental Expansion

In December 2015, the Vanscoy potash facility successfully completed the proving run for the Vanscoy Project, increasing the total nameplate capacity to just over three million product tonnes.

In Egypt, construction of the Egyptian Project was completed in 2015, adding two new urea production trains. The expansion production trains each have an annual capacity of 650,000 tonnes, increasing the total capacity of the facility to approximately two million tonnes. Of this, approximately 510,000 tonnes are attributable to Agrium through our equity position.

In the second quarter of 2015, the tie-in of the new capacity added by the Profertil Project was completed, increasing Agrium’s share of annual urea production by approximately 70,000 tonnes, with no additional gas required. The Profertil nitrogen facility now has a total annual capacity of 1.34 million tonnes of urea and approximately 30,000 tonnes of merchant ammonia.

In mid-2015, due to significant cost and timeline pressures and in order to de-risk the project, a decision was made to scale back the Borger Project. The scope of the Borger Project was amended to defer the ammonia plant expansion, and continue with the construction of the 610,000 tonnes urea facility.

Dispositions

In 2015, in order to optimize working capital levels and maintain focus on core product lines, we exited a portion of Wholesale’s Purchase for Resale business pursuant to the decision made in 2014.

Also in 2015, we completed the sale of the West Sacramento nitrogen product upgrade site for $27-million. Over the past two years, the site has produced on average approximately 200,000 tonnes of nitrogen solution products per year. The decision to divest the site was made as part of the continued operating business portfolio review, with negligible impact on net earnings.

Normal Course Issuer Bid

During 2015, we purchased 5,574,331 shares for total consideration of $559-million pursuant to a normal course issuer bid, which expired on January 25, 2016. The shares taken up and paid for were subsequently cancelled. In February 2016, we announced that the Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid where we are allowed to purchase for cancellation, on the TSX or the New York Stock Exchange (NYSE), an additional 6,908,450 (5 percent) of our outstanding shares until February 18, 2017. Pursuant to the Arrangement Agreement (as defined herein), Agrium is restricted from purchasing its outstanding shares prior to the completion of the Arrangement (as defined herein).

2016

Proposed Merger

Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis.

At meetings of their respective shareholders held on November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement with approximately 98 percent of the Agrium shares and voting options voted at the meeting voting in favour of the Arrangement. More than 108 million, or over 78 percent, of Agrium’s outstanding shares and voting options were voted at the meeting. On November 8, 2016, the Ontario Superior Court of Justice issued a final order approving the Arrangement and Agrium and PotashCorp are working through the regulatory approvals process as planned and Agrium continues to expect the transaction to close mid-2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. From a regulatory standpoint, Agrium continues to cooperate with the various enforcement agencies in their reviews. We have received clearances in Brazil and Russia, and continue to work on obtaining approval from China, India, Canada and the United States. See “Item 5 –Description of the Business – 5.2 Risk Factors – Risks Related to the Arrangement”. Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint information circular filed on SEDAR on October 6, 2016 (the “Joint Circular”).

Acquisitions & Investments

In 2016, we acquired 71 Retail facilities located in North America through 18 completed transactions. Total consideration for the transactions was approximately $251-million, excluding working capital. The most significant of these relate to the acquisition of 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Corn Belt region from Cargill AgHorizons (U.S.). Retail also purchased a 28.5 percent equity interest in Agrifund, LLC and Ag Resource Holdings, Inc. for $28-million as part of Retail’s new Agrium financial services business. In addition, Retail acquired a sorghum seed production facility located in Texas from Dow for total consideration of $3-million. Also in 2016, Landmark acquired six retail facilities and two investments located in Australia through eight completed transactions for total consideration of approximately $7-million. The most significant of these acquisitions was the acquisition of the Crystal Brook site in South Australia and the Parkes site in New South Wales.

Incremental Expansion

During 2016, the Vanscoy potash facility continued its production ramp up. The full production capacity is expected to be reached in 2017 when the incremental production from the Vanscoy Project is fully operational, maintaining the overall potash cash cost of production at approximately CDN $100 per tonne. See “Item 5 – Description of the Business – 5.3 Mineral Projects – a) Vanscoy Potash Operations”.

The Egyptian Project achieved provisional acceptance during 2016. Agrium has the marketing rights to 100 percent of the urea production and will utilize its expansive global distribution network to market the additional tonnes of product manufactured at the facility, with the majority of sales expected to be made in Europe.

With respect to the Borger Project, Agrium successfully completed construction of the urea plant at its nitrogen facility. The 610,000 tonnes urea facility is expected to come online in the first quarter of 2017. The Borger Project was undertaken to leverage Agrium’s distribution network in the region and to enable the Borger, Texas facility to become a competitive and low-cost producer of nitrogen, enhancing its long-term viability.

Accounts Receivable Securitization Program

In 2016, we entered into a trade receivable securitization program. Under this program, we sell certain trade receivables to a special purpose vehicle, which is a consolidated entity within Agrium. We control and retain substantially all the risks and rewards of the receivables sold to the special purpose vehicle. Should we wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third party financial institution. At December 31, 2016, we have not drawn down on the capacity made available under this receivable securitization program.

Securities Issuances

In May 2016, we filed a Base Shelf Prospectus in Canada and the United States permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt and other securities over the 25 month period until June 2018 (the “2016 Base Shelf Prospectus”).

ITEM 5 – DESCRIPTION OF THE BUSINESS

5.1   BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the United States, Canada, Australia, Argentina, Brazil, Chile and Uruguay and a multi-national producer and wholesale marketer of nutrients for agricultural and industrial markets. Agrium’s strategy is to invest and operate across the agricultural inputs value chain (fertilizer, crop protection and seed), through production, distribution and retail sales. For the fiscal year ended December 31, 2016, Agrium reported its business through two business units, Retail and Wholesale, and a non-operating segment for corporate and inter-business unit eliminations.

a)	SUMMARY

i) Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the headings “Retail” and “Wholesale” of Agrium’s 2016 MD&A, which is incorporated herein by reference.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seed, merchandise, application and other agronomic services through close to 1,500 retail locations in the United States, Canada, Australia, Argentina, Brazil, Chile and Uruguay. North American Retail locations include approximately 780 branches, which are facilities supporting a specific market area and customer base, and approximately 370 satellites, which are used to position equipment and product to specific markets and customers in support of a branch. Retail’s market is primarily retail sales directly to farm customers, but also includes wholesale sales of crop protection products to other retail operations. In 2016, we launched an in-house lending program called Agrium Financial Services to provide competitive crop input loans to our customers.

Crop nutrients sales accounted for approximately 37 percent of Retail’s total sales in 2016. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each grower’s field based on soil fertility tests or plant tissue sampling. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (GPS) technology, which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results and other data.

Crop protection sales were approximately 40 percent of Retail’s total sales in 2016. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight. Agrium sells private label and proprietary crop protection products through Loveland Products, Inc. (LPI) in North America, South America and Australia.

Seed sales accounted for approximately 12 percent of Retail’s total sales in 2016. Seed treatment is also a growing service that we provide growers. This service involves applying chemical to seeds prior to planting to protect them from pests and disease. Our seed sales have been further supported by growth in our private label seed product line under the brand names Dyna-Gro and Proven.

Merchandise sales accounted for approximately 5 percent of Retail’s total sales in 2016. In Australia, in addition to crop nutrient, crop protection and seed, Retail, through Landmark, also offers a wide variety of livestock-related merchandise, including fencing, animal identification merchandise and various animal health products and services.

Services and other sales accounted for approximately 6 percent of Retail’s total sales in 2016. Agrium’s Retail business unit offers agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In the Western United States, the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations. Retail’s Echelon precision agriculture offering includes services such as yield data mapping, record keeping, soil fertility management, variable rate fertility and variable rate seeding recommendations. In Australia, Retail offers various other services including wool sales and marketing, livestock auction services, insurance and real estate agency.

Wholesale

Agrium’s Wholesale business unit manufactures, mines and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, United States. The majority of the nitrogen produced in Alberta is sold in Western Canada and the Northwestern and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is moved via pipeline to the U.S. Corn Belt. Wholesale also has a 50 percent joint venture ownership in Profertil. Product from Profertil is sold within Argentina and to other South American destinations. Agrium also owns and operates a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate (UAN) solutions and nitric acid. These facilities have a combined annual nitrogen nameplate capacity of approximately 5.2 million tonnes, including our share of Profertil’s production. In addition, Agrium holds a 26 percent interest in a urea facility located in Egypt as discussed above under “General Development of the Business – Three Year History – 2016 – Incremental Expansion”. This puts our global nitrogen capacity at approximately 5.7 million tonnes.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. The current nameplate capacity of this facility is just over three million product tonnes. The full production capacity is expected to be reached by the end of 2017 when the incremental production from the Vanscoy Project is fully operational, as discussed above under “General Development of the Business – Three Year History – 2016 – Incremental Expansion”. See also “Item 5 – Description of the Business – 5.3 Mineral Projects – a) Vanscoy Potash Operations”.

Our Redwater, Alberta facility produces sulfur and phosphate-based fertilizers and sources rock through a long-term supply agreement with OCP S.A. (“OCP”). This agreement entails a minimum commitment to purchase phosphate rock which extends to 2018. We had the option to extend the agreement to 2020 with any potential subsequent volumes to be determined in 2016. In 2016, we notified OCP that we would not be nominating any volumes past 2018. Purchase prices are based on a formula derived from the global price for finished phosphate products. Our second phosphate-based fertilizer production facility is located at Conda, Idaho, United States. Our Rasmussen Ridge and Lanes Creek rock mines in Caribou County, Idaho, United States supply our Conda facility. Total annual capacity of these production facilities is approximately 1.2 million product tonnes. Products produced at these facilities are marketed within North America.

In addition to the above production facilities, Wholesale operates several fertilizer granulation and blending plants in the United States.

The controlled-release product ESN is produced in facilities located in the United States at New Madrid, Missouri, and in Canada at Carseland, Alberta.

ii)     Transportation, Storage and Distribution

Wholesale has an extensive storage and distribution network serving Western Canada and the Pacific Northwest, California, U.S. Corn Belt, Great Plains, and southeast regions of the United States. Wholesale has a network of approximately 100 distribution warehouses. In total, our North American distribution and storage capacity is approximately 2.2 million tonnes. In addition, Wholesale has European distribution capability via its 100 percent interest in Agrium Europe S.A. (“Agrium Europe”), which owns and leases approximately 215,000 tonnes of dry and liquid storage capacity at both port and inland sites.

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium Wholesale leases more than 5,200 railcars, including both tank and hopper cars, to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product and liquid product facilities at locations in Western Canada and throughout the United States, and owns and leases dry and liquid storage capacity in Europe. In addition, Profertil’s terminal on the Parana River includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina. These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

Our North American Retail distribution assets include 65 terminals and 18 distribution centers to support distribution of crop nutrients, crop protection products and seed. Terminals are major fertilizer storage facilities used to receive large quantities of fertilizer for redistribution to retail centers and to growers directly. Distribution centers are used to more effectively distribute crop protection products and seed. These facilities are used to coordinate product supply to the retail centers and allow us to manage inventory levels across our distribution network.

Due to the bulk nature of our crop nutrient and seed products, delivery to end users through the supply chain can often take a significant amount of time. Supply chain management, utilizing our extensive storage and distribution network and transportation capabilities, allows us to ensure that crop nutrient and seed product is available to customers at the necessary time as growers have a short application and planting window, the precise timing of which is unpredictable due to both the seasonal nature of crop planting and the impact of weather.

iii)     Selected Financial Information

Sales classified by business unit, operating segment and applicable category of products and services for the Company’s two most recently completed fiscal years are provided in note 2 to the 2016 Financial Statements, which are incorporated herein by reference.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are set out below.

Nitrogen-based fertilizers

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam.

Ammonia is the feedstock for the production of upgraded nitrogen products, including urea and UAN. Urea is produced by combining ammonia with carbon dioxide (CO2) and forming liquid urea, which can be further processed into a solid, granular form. UAN is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potassium chloride, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulfur (or sulfuric acid). The Company extracts phosphate ore using surface mining techniques and, beginning in 2013, also commenced purchasing phosphate rock for use in our Redwater, Alberta facility under a long-term supply agreement. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulfuric acid to produce phosphoric acid. The majority of the sulfuric acid used is produced from burning sulfur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form a liquid product.

Sulfate

Ammonium sulfate is produced by reacting ammonia and sulfuric acid and then granulated to form a solid granular product.

Fertilizer Technologies and Professional Products

We use a coating production method where various fertilizer substrates are encapsulated to provide a desired release profile.

c)	SPECIALIZED SKILL AND KNOWLEDGE

Our specialized coating processes require extensive research and development and precise engineering to consistently produce high quality product. In order to maintain competitive advantage in the controlled-release market, we consistently innovate and test products in the field, which also requires thorough agronomic research.

d)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, co-operatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium Wholesale operations include nine nitrogen, two phosphate and one potash production facilities and four other facilities across North America and we have significant equity interests in nitrogen facilities in Argentina and Egypt; two mines; and an extensive distribution and storage network throughout North America and internationally through Agrium Europe. Agrium Retail operates close to 1,500 retail locations, 65 terminals, 6 plants and 18 distribution centers in North and South America as well as Australia. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers and distributors, and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizer markets is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. The global phosphate and potash markets are more concentrated on a production and trade basis than for the global nitrogen market; however these markets remain highly competitive and prices are determined by global supply and demand factors.

Wholesale also produces and distributes our controlled-release nitrogen product, ESN, to agricultural markets.

e)	SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Nitrogen [N] Products”, “Potash [K] Products”, “Phosphate [P] Products”, and “Ammonium Sulfate, ESN and Other Wholesale Products” of Agrium’s 2016 MD&A, which is incorporated herein by reference.

f)	INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the United States and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® DESIGN	Argentina, Canada, United States
ACCOMPLISH®	Argentina, Canada, United States
ACCOMPLISH™	Brazil, Chile, Uruguay
AGRIUM®	Albania, Algeria, Argentina, Australia, Austria, Belarus, Belize, Bolivia, Boznia-Herzegovina, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Denmark, El Salvador, Estonia, Finland, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Japan, Kenya, Latvia, Lebanon, Lithuania, Macedonia, Malaysia, Mexico, Moldova, Montenegro, Morocco, New Zealand, Nicaragua, Nigeria, Norway, Pakistan, Panama, Paraguay, Peru, Poland, Portugal, Serbia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Sweden, Switzerland, Romania, Russian Federation, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United States, Uruguay, Venezuela, Vietnam
AGRIUM™	Ecuador
AGRIUM® and DESIGN	Albania, Argentina, Australia, Austria, Belarus, Belize, Bolivia, Boznia-Herzegovina, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Denmark, El Salvador, Estonia, Finland, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, Indonesia, Ireland, Israel, Italy, Japan, Kenya, Latvia, Lebanon, Lithuania, Macedonia, Malaysia, Mexico, Moldova, Montenegro, Morocco, New Zealand, Nicaragua, Nigeria, Norway, Pakistan, Panama, Paraguay, Peru, Poland, Portugal, Romania, Russian Federation, Serbia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Sweden, Switzerland, Romania, Taiwan, Tunisia, Turkey, Ukraine, United States, Uruguay, Venezuela, Vietnam
AGRIUM™ and DESIGN	Algeria, Ecuador, India, Thailand
AGRIUM WHERE THE FUTURE IS GROWING and DESIGN®	Australia, Canada, New Zealand, United States

Trademark	Countries
BLACK LABEL®	Australia, Canada, United States
CHOICE®	Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, Paraguay, United States
CHOICE WEATHER MASTER®	Australia, Canada
CROP PRODUCTION SERVICES AND DESIGN®	Canada, United States
DALGETY®	Australia, China, India
DYNA-GRO®	Australia, United States
DYNA-SHIELD®	United States
ECHELON®	Australia, Canada
ECHELON™	Argentina, Brazil, United States
ESN and DESIGN®	Argentina, Australia, Canada, Chile, China, European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, South Africa, South Korea, Switzerland, Turkey, United States, Vietnam
ESN and DESIGN™	Brazil
ESN®	Argentina, Australia, Brazil, Canada, Chile, China, European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, South Africa, South Korea, Switzerland, Turkey, United States, Vietnam
FOOTHILLS®	Canada
GENFARM®	Australia
HELIOS®	Australia, United States
INTENSITY POST-EMERGENCE GRASS HERBICIDE®	United States
LANDMARK®	Australia
LECI-TECH®	Argentina, Australia, Brazil, Canada, Chile, Mexico, New Zealand, Peru, United States, Uruguay
LECI-TECH™	India, Paraguay
LI 700®	Algeria, Australia, Bolivia, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Honduras, Ireland, Israel, Mexico, Morocco, New Zealand, Nicaragua, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United States, Uruguay
LIBERATE®	Australia, Bolivia, Brazil, Canada, Chile, Costa Rica, Dominican Republic, El Salvador, European Community (CTM), Guatemala, Honduras, Mexico, Nicaragua, Morocco, Panama, Paraguay, Peru, Poland, South Africa, Spain, United States, Uruguay
LOVELAND PRODUCTS®	Argentina, Australia, Canada, Chile, Colombia, Paraguay, United States, Uruguay
LOVELAND PRODUCTS™	Brazil, India

Trademark	Countries
LOVELAND PRODUCTS and DESIGN®	Argentina, Australia, Brazil, Canada, Chile, Colombia, Paraguay, United States, Uruguay
LOVELAND PRODUCTS and DESIGN™	India
MAKAZE®	United States, Australia
MAKAZE™	Canada
MAKAZE YIELD PRO®	United States
MAKAZE YIELD PRO™	Canada
MATADOR®	United States
MSO®	United States
N-PACT®	Australia, Brazil, Canada, United States, Uruguay
PANZER®	Australia
POTENZA®	Australia, United States
PROFIT FROM OUR EXPERIENCE®	Canada, United States
RADIATE®	Australia, Canada, United States
RADIATE™	Paraguay, United Kingdom,
RIFLE®	United States
RISER®	Bulgaria, Canada, United States
RISER™	Brazil
SALVO®	Canada, United States
SNIPER®	Canada, United States
STARTUP®	Canada
TITAN®	United States
WEATHER GARD COMPLETE®	Argentina, Australia, Uruguay

It has been Agrium’s practice to seek patent protection for inventions and improvements that are likely to be incorporated into its products and to protect the freedom to use its inventions in its manufacturing processes. Agrium considers several factors in assessing the materiality of its patents including, but not limited to, scope and breadth of claims, sales volumes of products incorporating the technology, strategic importance and patent duration. Agrium has registered patents in Canada, the United States and other countries where its products are sold. The following table summarizes its main patents:

Title	Exemplary Patent	Jurisdiction
Controlled Release Fertilizers and Methods of Production Thereof	US 6,663,686	Canada, United States
Controlled Release fertilizer material and process for production thereof (MSO)	US 7,713,326	United States
Controlled Release fertilizers Made from Cross Linked glyceride mixtures	US 8,790,437	United States
Cross Linked Modified Waxes for Controlled Release Fertilizers	US 8,888,887	United States
Use of Seed Flour As Soil Pesticide	EP 1530421	Europe: France, Germany, Italy, Spain, United Kingdom

Title	Exemplary Patent	Jurisdiction
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5,811,372	United States
Real-time plant nutrition prescription	US 6,549,851	United States
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6,797,673	United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 6,803,345	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Composition Comprising Herbicide Compound in Acid Form and Acidifying Agent	US 6,906,004	Australia, Brazil, Canada, France, Germany, Italy, Japan, United Kingdom, United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 7,094,735	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Compositions Comprising Suspension Concentrate with Glyphosate Acid, Methods of Preparation, and Methods Of Use	US 7,776,790	United States
Brassica juncea lines bearing endogenous edible oils	US 6,303,849	United States
Brassica juncea lines bearing endogenous edible oils (additional claims)	US 6,787,686 CA 2,253,984	United States Canada (additional claims)
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides	US 7,355,098	United States
Plant fad2 coding sequence balancing for Fatty Acid Profiling in Edible Oils	AU 2003204171	Australia
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides	AU 2005202636	Australia
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides (additional claims)	AU 2011204774	Australia

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)     SEASONALITY

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to the application season. Our cash collections generally occur after the application season is complete. See “Item 5 – Description of Business – 5.2 Risk Factors – Risk Relating to Our Operations – Our business is cyclical, resulting in periods of industry oversupply during which our results of operations tend to be negatively impacted”.

A further discussion of the seasonality of the Company’s business by reportable segment is contained under the headings “Retail – Quarterly Results” and “Wholesale – Quarterly Results” of Agrium’s 2016 MD&A, which is incorporated herein by reference.

h)     ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant, facility or mine closure, and beyond.

The environmental requirements for new projects typically focus on baseline site conditions; ensuring that the design and equipment selection meet construction and operating requirements; the satisfaction of permitting, preconstruction studies, discharge and other construction and operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with applicable laws and regulations, which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework, where remediation is ongoing or where there is otherwise evidence that historic remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual or constructive obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

We record provisions under IFRS for environmental remediation and asset retirement. Provision amounts are provided in note 19 to our 2016 Financial Statements, which are incorporated herein by reference. If a matter does not meet the requirements for recognition as a provision under IFRS, it is classified as an environmental contingency.

Environmental contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management; we are assessing and investigating some sites and remediating or monitoring others. New developments or information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors, including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, we undertake a provision review process at each reporting period. Our process includes a review by technical staff in consultation with in-house legal counsel and internal accounting professionals to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, our obligations to remediate, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Resource Conservation and Recovery Act (RCRA) and similar federal, state, provincial and local environmental laws. These laws provide for phases of remediation (investigation, risk assessment, remedy selection, remedial design and construction, maintenance and long-term monitoring, and closure) under regulatory oversight.

For the matters described below, at the date of issuance of our 2016 Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include complexity of the matters, early phases of most proceedings, lack of information on the nature and timing of future actions in the matters, dependency on the completion and findings of investigations and assessments, and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practicable to make a reliable estimate of the financial effect. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include further identification of allegations or demands; completion of remediation phases; a ruling by a court or other regulatory body having jurisdiction; or initiation of substantive settlement negotiations.

United States Environmental Protection Agency Phosphate Industry Initiative

In 2003, the United States Environmental Protection Agency (EPA) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with RCRA regulations. RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (CAA) programs, including Maximum Achievable Control Technology (MACT) and Prevention of Significant Deterioration, the U.S. Emergency Planning and Community Right to Know Act (EPCRA) and CERCLA.

In 2005, the EPA and the Idaho Department of Environmental Quality (IDEQ) commenced an investigation of the Conda facility to evaluate compliance with CAA, CERCLA, EPCRA, RCRA and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, of potential violations of CAA, CERCLA, EPCRA and RCRA at the Conda facility.

In 2007, the EPA issued a Notice of Violation (NOV) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further CAA allegations or demands.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussions to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West has worked cooperatively with the EPA and the IDEQ to negotiate work scopes to advance this assessment which was substantially completed in 2016. Future corrective measures have not yet been determined.

Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice (DOJ) and various environmental agencies to resolve these matters. Due to the nature of the allegations, Agrium is uncertain as to how the matters will be resolved or if litigation will ensue. Resolution of the government’s CAA, CERCLA, EPCRA and RCRA allegations may be by settlement. Potential settlement terms may include requirements to pay certain penalties, which Agrium currently believes will not be material, modify certain operating practices and undertake certain capital improvement projects, provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, and resolve the RCRA section 3013 voluntary consent order site investigation findings. Nu-West is continuing to negotiate the terms of settlement with the EPA and DOJ.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has performed technical research and review in coordination with industry members in support of developing industry reporting protocols and is in ongoing discussions with the EPA in response to these allegations.

Legacy environmental remediation activities: Idaho mining properties

Nu-West has performed, is performing, or in the future may perform site investigation and remediation activities at six closed phosphate mine sites and one former mineral processing facility near Soda Springs, Idaho (“Idaho Legacy Sites”). These seven sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2013, the U.S. government and Nu-West reached an agreement for four of the seven Idaho Legacy Sites. Under the agreement, the U.S. government is required to pay 33 percent of past and future investigation and remediation costs. Nu-West has not accrued any amounts for potential recoveries from third parties. Since reaching this settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies under CERCLA, establishing the scope of preliminary work to be conducted at the four sites. The subsequent agreements divided the four sites into multiple (total of 10) Operable Units (OUs) as is often the practice within CERCLA sites. In 2016, Nu-West completed substantial remedial construction at one of these OUs that will now enter a maintenance and monitoring phase. At five of the OUs, the majority of the investigative fieldwork was completed in 2016, and for those OUs Nu-West will next focus on utilizing the data collected for risk assessment and remedy selection. Two other OUs will see remedial construction in the next 1-4 years, and the two remaining OUs have had their investigation phase deferred until remedial construction at other OUs is completed as those efforts may positively affect the results of the investigations. For the three other Idaho Legacy Sites under state jurisdiction and accordingly not part of the settlement with the U.S. government, IDEQ is overseeing remediation programs under agreements with Nu-West signed in 2014 and in previous years.

As we complete the current phases of work over the next 1-3 years, Nu-West and the agencies may be able to determine what, if any, further remediation work will be required.

In 2015, Nu-West received a formal Notice of Intent (the “Notice”) advising that a Natural Resource Damage Assessment (NRDA) will be conducted at the phosphate mines and associated processing facilities in Southern Idaho. An NRDA is authorized under CERCLA. The Notice comes from a collective group called the Trustees made up of federal agencies, Idaho state agencies, and Native American tribes. The Notice was sent to multiple parties including other operators, past and present, in Southeast Idaho. Currently, the extent of any potential liabilities associated with the NRDA is unknown. Discussions with the Trustees commenced in 2016, and the NRDA may take many years to mature to a stage where a claim from the Trustees for damages is asserted.

Legacy environmental remediation activities: Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet downstream provincial water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. There were no material developments for the site in 2016. Concurrence and approval from the Province of a remedial design are expected within the next 12 to 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

Climate change and greenhouse gas emissions

Directly and indirectly, Agrium generates greenhouse gas (GHG) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In 2007, the Government of Alberta enacted the Specified Gas Emitters Regulation (SGER), which applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (CO2e) per year. Between 2007 and 2015, existing facilities that exceeded this threshold were required to decrease their emissions intensity by 12 percent relative to their 2003-2005 baseline. For 2016, the reduction objective was reduced to 15 percent below the baseline with a compliance cost of $20 per tonne. The reduction objective will be further reduced to 20 percent below baseline with a compliance cost of $30 per tonne CO2e for 2017. If a facility is unable to decrease its emissions intensity through operational or energy efficiency improvements, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”).

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year that are subject to the SGER. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 1,240,000 tonnes), Carseland Nitrogen Operations (total typical annual emissions of approximately 560,000 tonnes), and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 590,000 tonnes). Actual emissions in each case depend on operating time and conditions, which are influenced by plant reliability, as well as market demand and supply factors. Historically, the annual impact of the SGER on Agrium has ranged from $1-million to $3-million per year based on a valuation of $15 per tonne, depending on variations in production and facility operations from year to year that directly impact CO2e emissions. With the increased emission reduction stringency and compliance price, the SGER compliance cost is estimated to be between $3-million and $10-million in 2017.

In the fall of 2015, the Alberta Government released its Climate Leadership Plan (the “Plan”). The Plan is predicated upon the intended early phase-out of coal-fired power plants coupled with an increased focus on renewable energy, and the intended replacement of the existing emissions intensity regime with product-based emissions performance standards. Pursuant to the Plan, on January 1, 2017, the Climate Leadership Act (the “Act”) came into force. The Act implements an economy wide carbon levy on greenhouse gas emissions resulting from the combustion of fuels for heating and transportation. Beginning in January 2017, a carbon levy equating to $20 per tonne of CO2e will be applied to heating and transportation fuels. The levy will rise to $30 per tonne in 2018. The levy equates to $1.011 per GJ for natural gas combustion in 2017 and $1.517 per GJ in 2018. Facilities regulated under the SGER are eligible to apply for an exemption from the levy as emissions are regulated and carbon costs captured through the SGER program. Carbon levy exemption certificates for the three Agrium SGER regulated facilities Redwater, Carseland and Fort Saskatchewan, were obtained in December 2016.

In the fall of 2016, the federal government ratified the Paris Accord, negotiated under the United Nations Framework Convention on Climate Change. Pursuant to the Paris Accord, the parties committed, in a non-binding manner, to accelerate actions and investments needed to limit global average temperatures to below 2°C above pre-industrial levels and to pursue efforts to limit the increase to 1.5°C.

The federal government and each of the provinces, with the exception of Saskatchewan and Manitoba, jointly issued the Pan-Canadian Framework on Clean Growth and Climate Change (“Framework”). The Framework is the blueprint by which the federal government and the provinces will attempt to meet their previously agreed-upon target of a 30 percent reduction in GHG emissions from 2005 levels by 2030. The Framework provides a benchmark for carbon pricing throughout Canada. Elements of the Framework include all provincial jurisdictions being required to price carbon by 2018. However provincial jurisdictions have the flexibility to implement a variety of carbon regimes, ranging from price-based regimes such as a carbon tax, to performance-based emissions regimes, to cap and trade. For jurisdictions with a price-based regime, the price should at least start at $10 per tonne in 2018 and rise by $10 per tonne/year to $50 per tonne by 2022. At this time, the effect or impact of these various programs on Agrium’s operations is unclear.

To date, Agrium has been very effective at minimizing its compliance costs due in part to its implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency and the operation of a cogeneration facility in partnership with TransCanada Energy Ltd. at Carseland that captures waste heat and produces emission offset credits. Agrium and the fertilizer industry have also been involved in the development and implementation of the Nitrous Oxide Emissions Reduction Protocol (NERP), designed to generate emission offset credits for farmers who reduce their nitrous oxide (N2O) emissions. N2O is a significant GHG with a global warming potential 298 times greater than CO2. NERP was approved by Alberta Environment in October 2010. The continued implementation of NERP results in a more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium is continuing to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable product based emission performance standards in an effort to achieve a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada and relevant provinces on the industry’s GHG reduction target to help meet Canada’s commitment to global climate change objectives. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiency in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia – the basic building block of all nitrogen fertilizer – is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process are fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Independent government-sponsored studies estimate that a further 3 to 5 percent reduction in combustion emissions intensity may be theoretically attainable for the Canadian industry, but this will be a challenging and potentially cost prohibitive target.

Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (EOR), industrial use or underground storage. At our Borger, Texas operation, approximately 103,000 tonnes of CO2 were captured in 2016 for EOR.

Agrium also has installed N2O reduction technology at one of our two operating U.S. nitric acid plants and has plans to install N2O reduction technology at our second plant depending on reduction technology performance currently under evaluation.

We estimate that the production stage of our operations accounts for approximately 95 percent of our overall emissions. In 2011, we met our 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule, primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. We have set a target to reduce our direct North American Wholesale GHG emissions intensity (per tonne of net fertilizer produced) by 20 percent from our 2005 baseline.

In the U.S., the EPA issued GHG emissions regulations pursuant to the CAA that establish a reporting program for emissions of CO2, methane and other GHGs, as well as a permitting program for certain large

GHG emissions sources. While the U.S. Congress has considered various legislative initiatives to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax. In August 2015, EPA issued regulations that required states to develop plans to limit GHG emissions from existing power plants with the goal of reducing GHG emissions by the power sector by 17 percent from 2005 levels by 2020 and by 32 percent from 2005 levels by 2030. In February 2016, the U.S. Supreme Court stayed implementation of the EPA regulations addressing existing power plants (known as the Clean Power Plan), until pending legal challenges to these regulations are resolved. A decision from the D.C. Circuit Court regarding the Clean Power Plan is expected in mid-2017; however this decision may be appealed to the U.S. Supreme Court. Pursuant to the stay, certain states have moved forward with implementation of the Clean Power Plan, while others have halted work on developing plans. In light of the pending legal challenges and the new U.S. presidential administration, there is significant uncertainty regarding the implementation of these GHG regulations and likelihood of new or amended GHG regulations, and the potential impact on our business cannot be determined at this time.

Apart from federal regulation of GHGs, some U.S. states have also enacted laws concerning GHG emissions. Washington State passed a regulation, known as the Clean Air Rule, that requires covered sources to reduce their GHG emissions 1.7 percent each year beginning from a baseline determined by average emissions between 2012 and 2016. The first compliance period begins in 2020. A group of utility companies filed a suit against the Washington Department of Ecology in September 2016, challenging the Clean Air Rule; oral arguments are scheduled for spring 2017. Additionally, a ballot initiative for a carbon tax did not pass in Washington State in November 2016.

i)     ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (EHS&S) programs and processes, committed leadership, and a responsible workforce. In addition to a Corporate EHS&S Department, it has established an EHS&S organization in each business unit with clear lines of reporting and accountability. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in its operations and activities. Agrium stewards to an integrated EHS&S management system, which includes a policy and system of documenting EHS&S management and performance expectations applicable to Agrium’s facilities. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations.

Continuous improvement and performance monitoring of Agrium’s operations are effected in part through two management committees and the Board EHS&S Committee (“BEC”), and also through various business unit initiatives and work teams. The development of environmental management systems standards, guidance documents and continuous improvement occur at the level of the Operational Committee and the Corporate EHS&S Department. The Corporate EHS&S Department reports through the business unit level EHS&S leaders’ committee (“Operational Committee”), where performance and risk management issues are addressed. The EHS&S leaders’ committee reports through the Corporate EHS&S Committee (“CEC”), which in turn reports to the BEC. Policy and strategy are reviewed annually at the CEC level for relevance and modified as appropriate. The BEC is responsible for the general oversight of EHS&S governance. These committees meet on a recurring basis to monitor performance against annual and longer term performance goals, to discuss plans and strategies relating to our processes, and to evaluate opportunities for improving our systems.

Technical support and compliance assurance for Agrium’s operations are managed at three levels within the organization: the facilities level, business unit level and corporate level. Self-audits are performed annually at wholly-owned Agrium facilities and reported to business unit EHS&S departments. Audit findings are characterized as low, medium or high risks and a corrective action plan is implemented to correct identified deficiencies in a timely manner. At the business unit level, business unit personnel conduct separate compliance and systems audits of facility locations. These business unit level audits can be of three types: EHS&S compliance audits, process safety and risk management audits and EHS&S management system audits. The business unit performs one or more of these different types of audits on facilities at least once every three years. It is the responsibility of the business units to ensure that any corrective action regarding the facility audits is implemented. At the corporate level, Corporate EHS&S staff are responsible for maintaining integrated systems, performance monitoring, providing technical expertise and conducting business unit EHS&S audits. The use of a three-tiered compliance assurance program enables Agrium to achieve continuous improvement and consistent management practices at its facilities and in its operations.

Agrium maintains ongoing, close working relationships with industry associations and regulatory agencies. These relationships ensure that new or changing regulations are known, understood, and communicated so risk management strategies can be developed to maintain compliance.

j)	EMPLOYEES

As of December 31, 2016, Agrium employed approximately 15,200 individuals. The breakdown of employees is as follows:

Business Unit	Number of Employees
Retail	12,000
Wholesale	2,500
Other	700
Total	15,200

5.2	RISK FACTORS

If any event arising from the risk factors set forth below occurs, Agrium’s business, financial condition, results of operations, cash flow, the trading prices of its common shares, the value of its debt securities and, in certain cases, its reputation could be materially adversely affected. When assessing the materiality of the following risk factors, we take into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. Certain risks set out below may not be applicable, and Agrium and New Parent may be subject to additional risks, following completion of the Arrangement. For similar risks associated with the Arrangement, see “Risks Relating to the Arrangement” below.

Risks Relating to Our Operations

Our business is cyclical, resulting in periods of industry oversupply during which our results of operations tend to be negatively impacted.

Historically, selling prices for our products have fluctuated in response to periodic changes in supply and demand conditions. Demand is affected by planted acreage and application rates, driven by population growth, changes in dietary habits, and non-food usage of crops such as the production of ethanol and other biofuels, among other things. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade.

Periods of high demand, high capacity utilization and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and selling prices and capacity utilization to decline. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

During periods of industry oversupply, our results of operations tend to be affected negatively as the price at which we sell our products typically declines, resulting in possible reduced profit margins, and could include write-downs in the value of our inventory and temporary or permanent curtailments of production.

Adverse weather conditions may decrease demand for our products, increase the cost of natural gas or materially disrupt our operations.

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our Retail customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, as well as react quickly to changes in expected weather patterns that affect demand.

Weather conditions that delay or intermittently disrupt fieldwork during the planting and growing seasons may cause agricultural customers to use different forms of crop nutrients and crop protection products, which may adversely affect demand for the forms that we sell or may impede farmers from applying our crop nutrients and crop protection products until the following growing season, resulting in lower demand for our products.

Adverse weather conditions following harvest may delay or eliminate opportunities to apply crop nutrients and crop protection products in the fall. Weather can also have an adverse effect on crop yields, which could lower the income of growers and impair their ability to purchase our crop nutrients, crop protection and seed products and services. Our quarterly financial results may vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

Weather conditions or, in certain cases, weather forecasts, can also affect the price of natural gas, the principal raw material used to produce our nitrogen based fertilizers. Colder than normal winters and warmer than normal summers increase the demand for natural gas for residential and industrial use which, in turn, increases the cost of natural gas (see “Risks Relating to Our Dependence on Raw Materials and Natural Gas – Our nitrogen fertilizer business is dependent on natural gas, the price of which varies across jurisdictions and is subject to volatility, and the availability of which can be uncertain”).

We face intense global competition from other crop nutrient producers.

We are subject to intense price competition from both domestic and foreign sources. Crop nutrients, including nitrogen, potash and phosphate, are global commodities with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities.

Competitors and potential new entrants in the markets for nitrogen, concentrated phosphate crop nutrients and potash have in recent years expanded capacity or begun, or announced plans, to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain.

Consolidation in the industry has increased the resources of several of our competitors. Some of these competitors have greater total resources or are state supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships.

In particular, China, the world’s largest producer and consumer of nitrogen fertilizers, currently has significant capacity surplus and many high cost plants. As a result, the domestic nitrogen industry in China is operating at low rates. If Chinese government policy, devaluation of the Chinese renminbi or decreases in Chinese producers’ underlying costs such as the price of Chinese coal encourage increased production capacity utilization, the resulting export volume could adversely affect the balance between global supply and demand and may put downward pressure on global fertilizer prices, which could adversely affect our results of operations.

On July 30, 2013, Russia’s Uralkali, one of the world’s largest potash producers, quit one of the two largest potash marketing groups, Belarusian Potash Company (BPC), as it could no longer cooperate with Belaruskali, the Belarusian state potash producer. Canpotex and BPC historically have been the two largest international marketers of potash, negotiating large shipments to countries like India and China, typically in similar price ranges. The break-up of BPC initially resulted in aggressive marketing by both Uralkali and Belaruskali in order to boost market share, thus increasing competition among participants in the potash industry and exerting downward pressure on potash prices.

In addition, our competitors in Russia and Ukraine have significant nitrogen fertilizer export capacity and continue to benefit from non-market pricing of natural gas, which allows them to increase exports at aggressive prices, depending on market conditions. U.S. antidumping measures on solid urea from Russia and Ukraine are due to be reviewed by government agencies in the coming year and any revocation of such measures could lead to significant increases in imports from these countries. The August 2016 revocation of U.S. antidumping measures on fertilizer grade ammonium nitrate from Russia could also lead to increased Russian imports.

We may not be able to complete our capacity expansion projects on schedule, on budget or at all due to a number of factors, many of which are beyond our control.

We are currently in the process of advancing several large expansion projects, which are subject to various risks, many of which are beyond our control.

In December 2011, we commenced the Vanscoy Project, which was completed in December 2014. The Vanscoy Project completed its Canpotex proving run in December 2015 and is now in the production ramp-up phase, with production volumes planned to reach full rates in 2017; however, potential delays in the ramp-up phase could have a material adverse effect on our business.

In mid-2015, we decided to scale back the Borger Project due to significant cost and timeline pressures and to de-risk the project. Construction of the urea facility was successfully completed by the end of 2016 as scheduled. Commissioning is underway and production is expected to commence in the first quarter of 2017.

In addition to the foregoing, we must also obtain numerous regulatory approvals and permits in order to construct and operate any additional facilities. These requirements may not be satisfied in a timely manner or at all. Our financial exposure to permitting risks may be exacerbated because we have committed to purchase certain equipment that will result in substantial expenditures prior to obtaining all permits necessary to operate such facilities. In the event that we ultimately fail to obtain all necessary permits, we would be forced to abandon the projects and lose the benefit of any construction costs already incurred. In addition, governmental requirements may increase our costs substantially.

Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing plants and businesses and other opportunities.

Our transportation and distribution activities rely on third party providers, which subjects us to risks and uncertainties beyond our control that may adversely affect our operations.

We rely on railroad, trucking, pipeline and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our retail centers and to ship finished products to our customers. We also lease railcars in order to ship raw materials and finished products. These transportation operations, equipment and services are subject to various hazards, including adverse operating conditions, extreme weather conditions, system failures, work stoppages, delays, accidents such as spills and derailments and other accidents and operating hazards.

In the event of a disruption of existing transportation or terminaling facilities for our products or raw materials, alternative transportation and terminaling facilities may not have sufficient capacity to fully serve all of our customers or facilities. An extended interruption in the delivery of our products to our customers or the supply of natural gas, ammonia or sulfur to our production facilities could adversely affect sales volumes and margins.

These transportation operations, equipment and services are also subject to environmental, safety, and regulatory oversight. Due to concerns related to accidents, terrorism or increasing concerns regarding transportation of potentially hazardous substances, local, provincial, state and federal governments could implement new regulations affecting the transportation of raw materials or our finished products. If transportation of our products is delayed or we are unable to obtain raw materials as a result of any third party’s failure to operate properly or the other hazards described above, or if new and more stringent regulatory requirements are implemented affecting transportation operations or equipment, or if there are significant increases in the cost of these services or equipment, our revenues and cost of operations could be adversely affected. In addition, we may experience increases in our transportation costs, or changes in such costs relative to transportation costs incurred by our competitors.

Cyber security risks could result in disruptions in business operations and adverse operating results.

As we continue to increase our dependence on information technologies to conduct our operations, the risks associated with cyber security also increase. We rely on management information systems and computer control systems. Business and supply chain disruptions, plant and utility outages and information technology system and network disruptions due to cyber attacks could seriously harm our operations and materially adversely affect our operating results. Cyber security risks include attacks on information technology and infrastructure by hackers, damage or loss of information due to viruses, the unintended disclosure of confidential information, the misuse or loss of control over computer control systems, and breaches due to employee error. Our exposure to cyber security risks includes exposure through third parties on whose systems we place significant reliance for the conduct of our business. We have implemented security procedures and measures in order to protect our systems and information from being vulnerable to cyber attacks. We believe these measures and procedures are appropriate. To date, we have not experienced any material impact from cyber security events. However, we may not have the resources or technical sophistication to anticipate, prevent, or recover from rapidly evolving types of cyber attacks. Compromises to our information and control systems could have severe financial and other business implications.

Future technological innovation could affect our business.

Future technological innovation, such as the development of seeds that require less crop nutrients, or developments in the application of crop nutrients, if they occur, could have the potential to adversely affect the demand for our products and results of operations.

We may be adversely affected by changing antitrust laws to which we are subject.

We are subject to antitrust and competition laws in various countries throughout the world. We cannot predict how these laws or their interpretation, administration and enforcement will change over time. Changes in antitrust laws globally, or in their interpretation, administration or enforcement, may limit our existing or future operations and growth, or the operations of Canpotex. Increases in crop nutrient prices have in the past resulted in increased scrutiny of the crop nutrient industry under antitrust and competition laws and can increase the risk that these laws could be interpreted, administered or enforced in a manner that is adverse to our interests.

We may fail to realize anticipated benefits of completed or future acquisitions, strategic dispositions or internal re-organizations.

In the past several years, we have completed a number of significant acquisitions, including the acquisition of AWB’s Landmark business in Australia in December 2010 and the Viterra acquisition in October 2013, as well as a number of other acquisitions. These acquisitions were completed to strengthen our competitive position in the agricultural industry and to create the opportunity to realize certain economic benefits, including, among other things, potential cost savings. In achieving the benefits of these and future acquisitions, we are dependent upon our ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of Agrium. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business and customer relationships that could adversely affect our ability to achieve the anticipated benefits of such acquisitions. For similar risks associated with the proposed Arrangement, see “Risks Relating to the Arrangement” below.

Inability to attract, retain, develop and motivate skilled employees could negatively affect our performance.

Sustaining and growing our business depends on the recruitment, development and retention of qualified and motivated employees. Although we strive to be an employer of choice in our industry, competition for skilled employees in certain geographical areas in which we operate can be significant and we may not be successful in attracting, retaining or developing such skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. The inability to attract, develop or retain quality employees could negatively impact our ability to take on new projects and sustain our operations.

Risks Relating to Our Dependence on Raw Materials and Natural Gas

Important raw materials used in our business in the past have been, and may in the future be, the subject of volatile pricing and supply interruptions.

Changes in the price of raw materials required to produce our products, such as phosphate rock, sulfur and ammonia, could have a material impact on our business. From time to time our profitability has been, and may in the future be, impacted by the price and availability of these raw materials. Because most of our products are commodities, there can be no assurance that we will be able to pass through increased costs to our customers. In certain circumstances, significant increases in the price of ammonia, sulfur or phosphate rock may not be able to be recovered through an increase in the price of our related crop nutrients products.

In addition, we rely on third parties to supply raw materials for our Conda, Idaho and Redwater, Alberta facilities. In particular, our Redwater facility became dependent on phosphate rock being supplied pursuant to a long-term agreement with OCP following the closure of our Kapuskasing, Ontario mine. Any interruptions in supply of phosphate rock or any of the other raw materials would result in a decline in production from such facilities.

Our nitrogen fertilizer business is dependent on natural gas, the price of which varies across jurisdictions and is subject to volatility, and the availability of which can be uncertain.

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.

In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins. Furthermore, in North America natural gas prices have declined and remained at relatively lower levels over the past several years in response to increased supply from the development of production from shale gas formations. Future production of natural gas from shale gas formations could be reduced by regulatory changes that restrict drilling or increase its costs for other reasons. If this were to occur, natural gas prices could rise. If high prices were to occur during a period of low crop input selling prices, it could adversely affect our results of operations.

There is also a risk to production from the Profertil nitrogen facility concerning natural gas availability during the winter due to strains on distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of natural gas available to industrial users in favor of residential users during the peak winter demand season. In addition, Profertil may be unable to renew its long-term gas supply contracts at favorable rates or at all.

Egypt also struggles with natural gas shortages as rising domestic power demand continues to contribute to gas supply constraints. This has resulted in gas supply curtailment to industrial users in the past and our Egyptian MOPCO facility experiencing increased gas supply interruptions during 2015 and 2016. Continued or increased natural gas shortages at the MOPCO facility may result in reduced production, lesser volumes available for sale and higher production costs per tonne.

During periods when the price for concentrated phosphates is falling because of falling raw material prices, we may experience a lag in realizing the benefits of the falling raw materials prices.

During some periods, changes in market prices for raw materials can lead to changes in the global market prices for concentrated phosphate crop nutrients. In particular, the global market prices for concentrated phosphate crop nutrients can be affected by changes in the market prices for sulfur, ammonia, phosphate rock and/or phosphoric acid. Increasing market prices for these raw materials tend to put upward pressure on the selling prices for concentrated phosphate crop nutrients, and decreasing market prices for these raw materials tend to put downward pressure on selling prices for concentrated phosphate crop nutrients. When the market prices for these raw materials plunge rapidly, the selling prices for our concentrated phosphate crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase in the past at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher priced raw materials, our gross margins and profitability may be adversely affected.

During periods when the prices for our products are falling because of falling raw material prices, we could be required to write down the value of our inventories.

We carry our inventories at the lower of cost on a weighted average basis and net realizable value. In periods when the market prices for our products are falling rapidly in response to falling market prices for raw materials, it is possible that we could be required to write down the value of our assets. Any such effect could be material.

Our estimates of future selling prices reflect, in part, the purchase commitments we have from our customers. As a result, defaults on these existing purchase commitments related to the global or local economic and financial conditions or for other reasons could adversely affect our estimates of future selling prices and require additional inventory write-downs.

Risks Relating to Our Financial Activities and Financial Condition, and the Financial Condition of Our Customers and Counterparties

The decision to pay dividends and the amount of such dividends is subject to the discretion of our Board of Directors based on numerous factors and may vary from time to time.

Although we currently pay quarterly cash dividends to our shareholders (see “Item 6 – Dividends”), these cash dividends may be reduced or suspended. The amount of cash available to Agrium to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance; fluctuations in prices for our products and raw materials and natural gas utilized in the production thereof; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to capital markets; foreign currency exchange rates and interest rates; and the other risk factors set forth in this AIF.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board of Directors of Agrium, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on our operational success. The market value of the common shares may deteriorate if Agrium is unable to meet dividend expectations in the future, and that deterioration may be material.

In addition, see “Risks Related to the Operations of New Parent Following the Arrangement – The amount of any dividends to be paid by New Parent following the Arrangement will not be guaranteed”.

A lack of customers’ access to credit may adversely affect their ability to purchase our products.

Some of our customers require access to credit to purchase our products. A lack of available credit to customers in one or more countries, due to global or local economic conditions or for other reasons, could adversely affect demand for crop nutrients.

We are exposed to counterparty risk.

We are exposed to the risks associated with counterparty performance, including credit risk and performance risk. We may experience material financial losses in the event of customer payment default for our products and/or financial derivative transactions. Our liquidity may also be adversely impacted if any lender under our existing credit facilities is unable to fund its commitment. See also “– A downgrade in our credit rating could increase our cost of capital and limit our access to capital, suppliers or counterparties” and “– Our business is subject to risks involving derivatives, including the risk that our hedging activities might not prevent losses”.

We have a material amount of indebtedness and may incur additional indebtedness, or need to refinance existing indebtedness, in the future, which may adversely affect our operations.

As of December 31, 2016, we had approximately $5.1-billion of total indebtedness, consisting primarily of $4.5-billion of our debentures and $604-million of short-term debt associated with our Commercial Paper Program and draws on our credit facilities. As at December 31, 2016, we had excess borrowing capacity for general corporate purposes under our existing credit facilities of approximately $2.8-billion. The terms of our existing indebtedness allow us to incur significant additional debt in the future. Our existing indebtedness and any additional debt we may incur in the future could have negative consequences on our business should operating cash flows be insufficient to cover our debt service requirements, which would adversely affect our operations and liquidity.

From time to time we consider our options to refinance our outstanding indebtedness. Our ability to obtain any financing, whether through the issuance of new debt securities or otherwise, and the terms of any such financing are dependent on, among other things, our financial condition, financial market conditions within our industry and generally, credit ratings and numerous other factors. Consequently, in the event that we need to access the credit markets, including refinancing our debt, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable timeframe, if at all. We may be unable to obtain financing with acceptable terms when needed, which could materially adversely affect our business and results of operations.

A downgrade in our credit rating could increase our cost of capital and limit our access to capital, suppliers or counterparties.

Rating agencies regularly evaluate us, basing their ratings of our long-term and short-term debt on a number of factors. This includes our financial strength, as well as factors not entirely within our control, including conditions affecting the agricultural industry generally and the wider state of the economy. There can be no assurance that one or more of our credit ratings will not be downgraded. See “Item 7 – General Description of Capital Structure – 7.3 – Debt Ratings”.

Our borrowing costs and ability to raise funds are directly impacted by our credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions, including transactions involving over-the-counter derivatives. A credit-rating downgrade could potentially impair our ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit our access to private and public credit markets and increase the costs of borrowing under our existing credit facilities. A downgrade could also limit our access to short-term debt markets, increase the cost of borrowing in the short-term and long-term debt markets, and trigger collateralization requirements related to physical and financial derivative liabilities.

In connection with certain over-the-counter derivatives contracts and other trading agreements, we could be required to provide additional collateral or to terminate transactions with certain counterparties in the event of a downgrade of our credit rating. The occurrence of any of the foregoing could adversely affect our ability to execute portions of our business strategy, including hedging, and could have a material adverse effect on our liquidity and capital position.

Our business is subject to risks involving derivatives, including the risk that our hedging activities might not prevent losses.

We seek to manage a portion of the risks relating to changes in commodity prices and foreign currency exchange rates using derivative instruments. Our business, financial condition, results of operations and cash flow could be adversely affected by changes involving commodity price volatility, adverse correlation of commodity prices, or market liquidity issues.

In order to manage financial exposure to commodity price and market fluctuations, we may utilize natural gas derivatives to hedge our exposure to the price volatility of natural gas, the principal raw material used in the production of nitrogen-based fertilizers. We have used fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. In order to manage our exposure to changes in foreign currency exchange rates, we use foreign currency derivatives, primarily forward exchange contracts. Hedging arrangements are imperfect and unhedged risks will always exist.

Our use of derivatives can result in volatility in reported earnings due to the unrealized mark-to-market adjustments that occur from changes in the value of the derivatives that do not qualify for, or for which we do not apply, hedge accounting. To the extent that our derivative positions lose value, we may be required to post collateral with our counterparties, thereby negatively impacting our liquidity.

In addition, our hedging activities may themselves give rise to various risks that could adversely affect us. For example, we are exposed to counterparty credit risk when our derivatives are in a net asset position. We monitor our derivative portfolio and the credit quality of our counterparties and adjust the level of activity we conduct with individual counterparties as necessary. We also manage the credit risk through the use of multiple counterparties, established credit limits, cash collateral requirements and master netting arrangements. However, our liquidity could be negatively impacted by a counterparty default on derivative settlements.

Our business is subject to risks involving fluctuations in foreign exchange rates.

Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances are comprised primarily of intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Additional currency risk stems from the translation of foreign subsidiary income statements to U.S. dollars for consolidation at the parent level. Agrium’s Wholesale business incurs costs in Canadian dollars and earns revenues in Canadian and U.S. dollars. Additionally, Agrium’s Canadian and Australian Retail segments operate in their respective local currencies, and results are subsequently translated into the reporting currency. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Our business is subject to risks involving fluctuations in interest rates.

We may be exposed to fluctuations in interest rates as a result of the use of floating rate debt, floating rate credit facilities and commercial paper. An increase in interest rates could increase our net interest expense and negatively impact our financial results. Additionally, we are exposed to changes in interest rates upon the refinancing of maturing long-term debt and anticipated future financing needs at prevailing interest rates.

Our insurance coverage may not adequately cover our losses.

Our operations are subject to hazards inherent in the manufacturing, transportation, storage and distribution of chemical fertilizers, including ammonia, which is highly toxic and corrosive. These hazards include: explosions; fires; severe weather and natural disasters; train derailments, collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving storage tanks, pipelines and railcars; spills, discharges and releases of toxic or hazardous substances or gases; deliberate sabotage and terrorist incidents; mechanical failures; unscheduled downtime; labour difficulties and other risks. Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities.

We maintain property, business interruption, casualty and liability insurance policies, but we are not fully insured against all potential hazards and risks pertaining to our business. As a result, we may incur significant liability for which we are not fully insured. We are subject to various self-retentions, deductibles and limits under these insurance policies. The policies also contain exclusions and conditions that could have a material adverse impact on our ability to receive indemnification thereunder. Our policies are generally renewed annually. As a result of market conditions, our premiums, self-retentions and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage.

Deterioration of global market and economic conditions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A slowdown of, or persistent weakness in, economic activity caused by a deterioration of global market and economic conditions could adversely affect our business in the following ways, among others: conditions in the credit markets could impact the ability of our customers and their customers to obtain sufficient credit to support their operations; the failure of our customers to fulfill their purchase obligations could result in increases in bad debts and impact our working capital; and the failure of certain key suppliers could increase our exposure to disruptions in supply or to financial losses. We also may experience declining demand and falling prices for some of our products due to our customers’ reluctance to replenish inventories. The overall impact of a global economic downturn on us is difficult to predict, and our business could be materially adversely impacted.

In addition, conditions in the international market for nitrogen fertilizer significantly influence our operating results. The international market for fertilizers is influenced by such factors as the relative value of the U.S. currency and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, as well as the Canadian laws and policies affecting foreign trade and investment.

Risks Relating to Our Mining Operations

Our Vanscoy mining operations are subject to general risks inherent in the mining industry.

Our Vanscoy, Saskatchewan mining operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of mineral reserves, production quantities and rates, and costs and expenditures.

Our reported mineral reserves and mineral resources are only estimates.

Our reported mineral reserves and mineral resources are only estimates. See “Item 5 – Description of the Business – 5.3 Mineral Projects”. The estimated mineral reserves and mineral resources may not be recovered or may not be recovered at the rates estimated. Mineral reserves and mineral resources estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserves and mineral resources estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of potash, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.

Risks Relating to Our Operations in Foreign Countries

Our international assets are located in countries with volatile conditions, which could subject us and our assets to significant risks.

We are a global business with substantial assets located outside of the United States and Canada. We have operations in a number of South American and European countries, we have business investments in Egypt and we depend on phosphate rock from Morocco. Our reporting currency is the U.S. dollar.

As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; increased government ownership and regulation of the economy; political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, exchange controls, trade barriers or other restrictions; and currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets located in such countries. In addition, tax regulations, currency exchange controls and other restrictions may also make it impracticable to repatriate cash generated by our foreign operations or utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

We are exposed to risks associated with our investment in associates and joint ventures.

From time to time, we participate in joint ventures and hold significant investment in other companies. Our joint venture partners share a measure of control over the operations of our joint ventures, and operations of other companies we invest in are not controlled by us. As a result, our investments in joint ventures and other companies involve risks that are different from the risks involved in owning facilities and operations independently.

These risks include the possibility that our joint ventures or our partners, or companies we invest in: have economic or business interests or goals that are or become inconsistent with our business interests or goals; are in a position to take action contrary to our instructions, requests, policies or objectives; subject the joint venture to liabilities exceeding those contemplated; take actions that reduce our return on investment; or take actions that harm our reputation or restrict our ability to run our business. In addition, we may become involved in disputes with our joint venture partners, which could lead to impasses or situations that could harm the joint venture, which could reduce our revenues or increase our costs.

We have a 50 percent ownership interest in Profertil, a joint venture with YPF S.A. (“YPF”), a corporation based in Argentina, which operates the Profertil nitrogen facility. YPF was nationalized by the Argentine government in 2012 following the creation of the Profertil joint venture, and may have different business and economic interests or policy objectives under government management than it did in the past. Although our loans receivable from Profertil was repaid during 2016, the Argentine government previously imposed restrictions on U.S.-dollar funds leaving Argentina in the form of dividends or loan payments. We will be adversely effected by any significant difference in YPF’s objectives from ours in the operation of the Profertil nitrogen facility, limits on our ability to flow U.S.-dollar funds out of Argentina, as well as any other governmental restrictions on our ability to operate the Profertil nitrogen facility (see “Risks Relating to Our Dependence on Raw Materials and Natural Gas – Our nitrogen fertilizer business is dependent on natural gas, the price of which varies across jurisdictions and is subject to volatility, and the availability of which can be uncertain”).

We also hold a 26 percent interest in MOPCO, which operates a nitrogen facility in Egypt. Notwithstanding our representation on the board of directors and management of MOPCO, we may not be able to maintain significant influence over the operations of MOPCO.

Acts of terrorism and regulations to combat terrorism could negatively affect our business.

Similar to other companies with major industrial facilities, our facilities may be targets of terrorist activities. Many of these facilities store significant quantities of ammonia and other materials that can be dangerous if mishandled. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, who could be direct targets or indirect casualties of an act of terrorism, may affect our operations. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace, repair or insure our assets.

In addition, due to concerns related to terrorism, local, state, federal and foreign governments could implement new regulations impacting the security of our plants, terminals and warehouses or the transportation and use of fertilizers. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower revenues and reduced profit margins. It is possible that the Canadian, U.S. or foreign governments could impose additional limitations on the use, sale or distribution of nitrogen fertilizers, thereby limiting our ability to manufacture or sell those products.

Risks Relating to Compliance with Environmental Laws and Regulations

Our operations are dependent on numerous required permits, approvals and meeting financial assurance requirements from governmental authorities.

We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Continuation and/or expansion of our operations is dependent upon renewing or securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could materially adversely affect our ability to continue operations at the affected facility.

We are subject to numerous environmental and health and safety laws, regulations and permitting requirements, as well as potential environmental liabilities, which may require us to make substantial expenditures.

We are subject to numerous environmental and health and safety laws and regulations in the United States and Canada, including laws and regulations relating to land reclamation; the generation, treatment, storage, disposal and handling of hazardous substances and wastes; the clean-up of hazardous substance releases; and the demolition of existing plant sites upon permanent closure. In the United States, these laws include the Clean Air Act, the Clean Water Act, RCRA, CERCLA, and various other federal and state statutes. See the discussion under the heading “Environmental Contingencies” in “Item 5 – Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”.

As a company working with chemicals and other hazardous substances, our business is inherently subject to spills, discharges or other releases of hazardous substances into the environment. Certain environmental laws, including many provincial environmental statutes and CERCLA, impose joint and several liability, without regard to fault, for clean-up costs on persons who have disposed of or released hazardous substances into the environment. Given the nature of our business, we have incurred, are incurring currently, and are likely to incur periodically in the future, liabilities under environmental laws at our current or former facilities, adjacent or nearby third-party facilities or offsite disposal locations. See the discussion under the headings (“Legacy Environmental Remediation Activities: Idaho Mining Properties”) and (“Legacy Environmental Remediation Activities: Manitoba Mining Properties”) in “Item 5 –Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”. The costs associated with future clean-up activities that we may be required to conduct or finance may be material. Additionally, we may become liable to third parties for damages, including personal injury and property damage, resulting from the disposal or release of hazardous substances into the environment.

Violations of environmental and health and safety laws can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit restrictions or revocations and facility shutdowns. Environmental and health and safety laws change rapidly and have tended to become more stringent over time. As a result, we have not always been, and may not always be, in compliance with all environmental and health and safety laws and regulations. Additionally, future environmental and health and safety laws and regulations or reinterpretation of current laws and regulations may require us to make substantial expenditures. Furthermore, our costs to comply with, or any liabilities under, these laws and regulations could be significant.

Future regulatory restrictions on greenhouse gas emissions in the jurisdictions in which we operate could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to GHG regulations in Canada and the United States. There are substantial uncertainties as to the nature, stringency and timing of any future GHG regulations, which are expected to vary depending on the province or state in which our facilities are located. More stringent GHG limitations, if they are enacted, are likely to have significant impacts on the fertilizer industry due to the fact that our production facilities emit GHGs such as CO2 and N2O. Increased regulation of GHGs may require us to make changes in our operating activities that would, among other things, increase our operating costs, reduce our efficiency, limit our output, and require us to make capital improvements to our facilities, or increase our costs for or limit the availability of energy, raw materials or transportation.

In addition, to the extent that GHG restrictions are not imposed in countries where our competitors operate or are less stringent than in the United States or Canada, our competitors may have cost or other competitive advantages over us.

See discussion under the heading “Climate Change and Greenhouse Gas Issues” in “Item 5 – Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”.

Future climate change could adversely affect us.

The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have suggested that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be materially adverse to us.

We are subject to claims, litigation, administrative proceedings and regulatory actions.

We may be subject to claims, litigation, administrative proceedings and regulatory actions. The outcome of these matters may be difficult to assess or quantify, and such matters may not be resolved in our favour. If we are unable to resolve such matters favourably, we or our directors, officers or employees may become involved in legal proceedings that could result in onerous or unfavourable decisions, including fines, sanctions and monetary damages. The defence of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from our operations. Agrium may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether we are ultimately found liable. See “Item 12 – Legal Proceedings and Regulatory Actions”.

Risks Related to the Arrangement

The Arrangement is subject to satisfaction or waiver of various conditions.

Completion of the Arrangement is subject to, among other things, the receipt of all necessary regulatory approvals, including antitrust approvals, all of which may be outside the control of both Agrium and PotashCorp. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

Delays in the completion of the Arrangement could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Arrangement. In addition, if the Arrangement is not completed, Agrium could be subject to litigation related to any failure to complete the Arrangement or related to any enforcement proceeding commenced against Agrium to perform its obligations under the Arrangement Agreement.

Governmental entities or others could take action under antitrust or competition laws, including seeking to prevent the Arrangement from occurring, to rescind or dissolve the Arrangement or to conditionally approve the Arrangement upon the divestiture of assets of Agrium or PotashCorp or other remedies. There can be no assurance that a challenge to the transaction contemplated by the Arrangement Agreement on antitrust or competition law grounds will not be made, or if a challenge is made, whether or not it will be successful. The requirement to take certain actions or to agree to certain conditions to satisfy such antitrust requirements or obtain any such antitrust approvals may have a material and adverse effect on the business and affairs of New Parent or the trading price of the common shares of New Parent, after completion of the Arrangement. Each of Agrium and PotashCorp has agreed to use its reasonable best efforts to obtain the required regulatory approvals which, subject to exceptions set forth under the Arrangement Agreement, could include divestitures or other actions affecting their respective businesses. There can be no assurance of the magnitude, nature or terms of such divestitures or other actions or the resulting effects on New Parent. In addition, where neither Agrium nor PotashCorp is required to take certain actions to obtain regulatory approval, they may decide nonetheless to do so, which may ultimately affect New Parent.

Agrium Shareholders will receive a fixed number of New Parent Shares.

Agrium Shareholders will receive a fixed number of New Parent shares under the Arrangement, rather than a variable number of New Parent shares with a fixed relative market value to the pre-Arrangement market value of the Agrium shares and the PotashCorp shares. As the number of New Parent shares to be received in respect of each Agrium share under the Arrangement will not be adjusted to reflect any change in the relative market value of Agrium shares to the or PotashCorp shares, the number of New Parent shares received by Agrium shareholders under the Arrangement may vary significantly from the relative pre-Arrangement market value of Agrium shares to the PotashCorp shares. The underlying cause of any such change in relative market prices may not constitute a material adverse effect under the Arrangement Agreement, the occurrence of which in respect of a party could entitle the other party to terminate the Arrangement Agreement, or otherwise entitle either party to terminate the Arrangement Agreement. In addition, the number of New Parent shares being issued in connection with the Arrangement will not change despite decreases or increases in the market prices of Agrium shares or PotashCorp shares. Many of the factors that affect the market prices of the Agrium common shares and the PotashCorp shares are beyond the control of Agrium and PotashCorp, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The Arrangement Agreement may be terminated in certain circumstances.

Each of Agrium and PotashCorp has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Agrium provide any assurance, that the Arrangement will not be terminated by either Agrium or PotashCorp before the completion of the Arrangement. For instance, Agrium has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a material adverse effect under the Arrangement Agreement in respect of PotashCorp. Conversely, PotashCorp has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a material adverse effect under the Arrangement Agreement in respect of Agrium. There is no assurance that a material adverse effect under the Arrangement Agreement will not occur before the effective date of the Arrangement, in which case Agrium and PotashCorp could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Agrium shares or otherwise adversely affect our business.

Agrium will incur costs even if the Arrangement is not completed and Agrium may have to pay various expenses incurred in connection with the Arrangement.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Agrium even if the Arrangement is not completed. Agrium is liable for its own costs incurred in connection with the Arrangement. If the Arrangement is not completed, there will be no benefit to our shareholders associated with these costs.

Uncertainty surrounding the Arrangement could adversely affect each company’s retention of customers, suppliers and personnel and could negatively impact future business and operations.

The Arrangement is dependent upon satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, Agrium’s customers and suppliers may delay or defer decisions concerning the Company. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact the business, operations and prospects of Agrium, regardless of whether the Arrangement is ultimately completed, or of New Parent if the Arrangement is completed. Similarly, current and prospective employees of Agrium may experience uncertainty about their future roles with New Parent until the New Parent’s strategies with respect to such employees are determined and announced. This may adversely affect Agrium’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

While the Arrangement is pending, Agrium is restricted from taking certain actions.

The Arrangement Agreement restricts Agrium from taking specified actions (without the consent of PotashCorp) until the Arrangement is completed, which may adversely affect the ability of Agrium to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent Agrium from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of our management.

The pendency of the Arrangement could cause the attention of Agrium’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Agrium regardless of whether the Arrangement is ultimately completed, or of New Parent if the Arrangement is completed.

Tax consequences of the Arrangement may differ from anticipated treatment, including that if the Arrangement does not qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code, some Shareholders may be required to pay substantial U.S. federal income taxes.

There can be no assurance that the Canada Revenue Agency, the U.S. Internal Revenue Service (“IRS”) or other applicable taxing authorities will agree with the anticipated Canadian and U.S. federal income tax consequences of the Arrangement. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to Agrium, PotashCorp, New Parent and their respective shareholders following completion of the Arrangement. Taxation authorities may also disagree with how Agrium, PotashCorp, or New Parent following the Arrangement, calculate or have in the past calculated their income or other amounts for tax purposes. Any such events could adversely affect New Parent, its share price or the dividends that may be paid to New Parent’s shareholders following completion of the Arrangement.

Although Agrium intends that the transactions constituting the Arrangement will qualify as “reorganizations” within the meaning of Section 368(a) of the U.S. Tax Code, it is possible that the IRS may assert that the Arrangement fails (in whole or in part) to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Arrangement were to fail to qualify as “reorganizations”, each U.S. holder of Agrium shares would recognize a gain or loss with respect to all such U.S. holder’s Agrium shares, based on the difference between: (i) that U.S. holder’s tax basis in such shares; and (ii) the fair market value of the New Parent shares received.

Following completion of the Arrangement, New Parent may issue additional equity securities.

Following completion of the Arrangement, New Parent may issue equity securities to finance its activities, including in order to finance acquisitions. If New Parent were to issue New Parent shares, a holder of New Parent shares may experience dilution in New Parent’s cash flow or earnings per share. Moreover, as New Parent’s intention to issue additional equity securities becomes publicly known, the New Parent share price may be materially adversely affected.

Credit ratings of Agrium may be downgraded or there may be adverse conditions in the credit markets, which may impede New Parent’s access to the debt markets, trigger a change in control offer under existing debt instruments or raise its borrowing rates.

Access to financing for New Parent will depend on, among other things, suitable market conditions and maintenance of credit ratings in the range of credit ratings currently assigned to Agrium and PotashCorp. The credit ratings of Agrium may be adversely affected by various factors as described above under “Risks Related to our Financial Activities and Financial Condition, and the Financial Condition of Our Customers and Counterparties – A downgrade in our credit rating could increase our cost of capital and limit our access to capital, suppliers or counterparties”.

The relative trading price of the Agrium shares prior to the effective date of the Arrangement may be volatile.

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of Agrium shares prior to the consummation of the Arrangement.

Risks Related to the Operations of New Parent Following the Arrangement

New Parent, following the Arrangement, may not realize the anticipated benefits of the Arrangement.

Agrium is proposing to complete the Arrangement to strengthen its position and the position of PotashCorp in the global crop inputs industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Arrangement depends in part on the ability of New Parent to effectively capitalize on its scale, scope and leadership position in the global crop inputs industry, to realize the anticipated operating synergies, and to maximize the potential of its growth opportunities and flexibility to return excess capital to shareholders, while also maintaining a strong investment grade credit rating profile as a result of combining the businesses and operations of Agrium and PotashCorp. A variety of factors may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of Agrium’s and PotashCorp’s existing businesses.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on New Parent’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating Agrium’s and PotashCorp’s businesses following completion of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to New Parent following completion of the Arrangement have not yet been made. These decisions and the integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of New Parent following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of New Parent, following completion of the Arrangement, to achieve the anticipated benefits of the Arrangement.

New Parent’s business mix following the Arrangement will be different than that of Agrium and PotashCorp separately.

Completion of the Arrangement will result in a combination of the current business activities currently carried on by each of Agrium and PotashCorp as separate entities. The combination of these activities through New Parent may expose shareholders of Agrium and PotashCorp and creditors to different business risks than those to which they were exposed in respect of Agrium and PotashCorp separately prior to the Arrangement. In particular, shareholders of Agrium will gain greater exposure to the risks inherent in PotashCorp’s potash business.

The amount of any dividends to be paid by New Parent following the Arrangement will not be guaranteed.

Agrium currently pays regular quarterly dividends on the Agrium shares. Following completion of the Arrangement, it is currently anticipated that New Parent will target a stable and growing dividend that reflects the anticipated strengthened cash flow profile of the combined company. Subject to market conditions and the approval of the board of directors of New Parent at the time of completion of the Arrangement, it is expected that New Parent will establish a dividend payment equal to the current Agrium level, adjusted for the number of New Parent shares outstanding. The declaration, amount and date of payment of any dividends by New Parent following the Arrangement will be determined by the board of directors of New Parent from time to time and will be subject to, among other things, legal restrictions, earnings, cash flows, financial requirements and other conditions prevailing at that time.

5.3	MINERAL PROJECTS

a)	Vanscoy Potash Operations

Certain scientific and technical information regarding Vanscoy Potash Operations (VPO) is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated effective October 31, 2014 (the “Technical Report”) prepared by Michael Ryan Bartsch, P. Eng., and Dennis Grimm, P. Eng., of Agrium, and A. Dave Mackintosh, P. Geo., of ADM Consulting Limited, who are each a Qualified Person (collectively, the “Authors”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report updates the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated

February 15, 2012 and with an effective date of December 31, 2011. The economic analysis set out under the heading “– Exploration and Development – Economic Analysis” below refers to the incremental one million metric tonne Vanscoy Project and not for VPO in its entirety. VPO is our only material property for the purposes of NI 43-101. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada and furnished to the SEC. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report.

i)	Project Description and Location

AGRIUM, a general partnership comprised of Agrium Inc., Agrium Products Inc. and Viridian Fertilizers Limited, all being wholly-owned subsidiaries of Agrium Inc., owns and operates VPO, a potash mining and milling facility located in Vanscoy, Saskatchewan (southwest of Saskatoon). The operation has been in existence for 48 years and has produced approximately 53 million tonnes of muriate of potash.

The Saskatchewan Ministry of Economy (SME) has granted Agrium the exclusive right to mine potash on approximately 148,332 acres (600.3 km2) of crown land pursuant to Subsurface Mineral Leases KL 114-A and KL 204, last revised August 2013. The lands subject to KL 114-A and KL 204, and that are the subject of the Technical Report, form a contiguous area in excess of 189,333 acres (766.2 km2) containing the lands subject to the Subsurface Mineral Leases KL 114-A and KL 204, lands owned by Agrium, and freehold mineral rights owned by others and leased by Agrium (the “VPO Lands”). Freehold mineral rights not leased by Agrium are not included in the Technical Report. For reporting purposes, the VPO Lands have been divided into three areas: (1) the Unitized Area containing most of the mining to date; (2) the South Block to the south and east of the shafts (currently under development); and (3) the North Expansion Block north of the Unitized Area.

The VPO Lands are located in the Province of Saskatchewan, Canada, in the rural municipalities and National Topographic System of Canada (“NTS”) blocks indicated in the following table:

Municipal and NTS Block Locations

R.M. Name	R.M. Number	NTS Block
Corman Park	344	073B03/02
Vanscoy	345	072O14/15
Montrose	315	072O14/15

The lands subject to KL 114-A are located within townships 34 to 37 of ranges 7 to 9, west of the 3rd meridian. The lands subject to KL 204 are located within townships 33 and 35 of ranges 6 to 8 west of the 3rd meridian.

Agrium owns the surface rights to 7,200 acres (2,914 hectares) of land to accommodate the processing facility, TMA and provide a surrounding buffer. Useable farm land is rented to local farmers.

All operating licenses required by the provincial government, and permits to operate a tailings area or waste management facility, have been obtained. Required permits for VPO include the Subsurface Mineral Lease Agreement, Potash Unitization Agreement, Mine Hoist Operating Certificate, Approval to Operate a Pollutant Control Facility, Approval to Dispose of Waste Brine and the Approved Decommissioning and Reclamation Report.

Agrium has recently completed a material expansion of VPO, referred in this AIF as the Vanscoy Project. The Vanscoy Project was tied into existing infrastructure by December 31, 2014 and has added 1.0 million tonnes per year of production capacity, with production ramp-up to full production rates expected to occur in 2017. Increased hoisting capacity, an increase to the underground mining fleet, a second parallel milling facility, additional compaction capacity and other enhancements to the site, support the increase.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The VPO Lands are accessible by the Saskatchewan highway and municipal grid road system. Although grid roads may not have been built in all areas, a one chain (20 metres (“m”)) road allowance is provided every one mile (1.6 kilometres (“km”)) in an east-west direction and every two miles (3.2 km) in the north-south direction. The mine site is serviced by both national railways through one common spur line from the north of the VPO Lands.

VPO is located in the Saskatchewan Plains Region, which has elevations between 300 m and 600 m above sea level. Land use is almost totally agricultural, largely in cropland with some unimproved pasture and southern woodland. Prairie winters are long and cold with short, warm summers. Average daily mean temperatures range between -16°C in January to +20°C in July. Mean annual precipitation averages 430 millimetres (“mm”) with the majority occurring in the summer months. Winds are predominantly from the northwest throughout the year with mean annual wind speeds of 20 km per hour.

Mining and milling operations continue year round, utilizing a work force that commutes from nearby cities and towns or comes from the local farming community. The closest major population center is Saskatoon, approximately 25 km northeast of the mine site.

Services are provided by Saskatchewan public utilities with a dedicated 138 KVA electrical power transmission service and natural gas pipelines. Fresh water, provided by SaskWater, is delivered via pipeline from the South Saskatchewan River.

iii)	History

Imperial Oil first discovered potash in south-eastern Saskatchewan in 1942 during oil exploration activity. In 1950, when oil exploration companies started routinely running gamma logs, the existence of potash rich beds over a vast area in southern Saskatchewan was indicated.

Consolidated Mining and Smelting Company of Canada Limited, subsequently Cominco Ltd. (“CM&S”), carried out an exploration program in 1964, drilling 23 holes in the vicinity of Vanscoy, Delisle, and Asquith, Saskatchewan. Of the 23 drill holes, one hole penetrated a major solution collapse feature where, although the Prairie Evaporite Formation is present, the potash beds are not. The drilling identified a prospect averaging just over 25 percent K2O that was large enough to support a mining operation, and Stearns-Roger Canada Ltd. along with J.T. Boyd and Associates carried out an engineering study in 1965 and a similar capital and operating cost estimate was also completed by Kilborn Engineering Ltd. in December 1965. The mine went into production under CM&S ownership in early 1969.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995, all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium Inc.

In the site history, lease expansions occurred in 1993 and 2005 to enlarge the total area available for extraction. This brought three additional drill holes into the lease area. The three exploration wells were completed in 1955 and 1957.

In the past 48 years of operating life, 14 additional drill holes and numerous two-dimensional (2D) and three-dimensional (3D) seismic programs have contributed to the understanding of the Prairie Evaporite Formation. Production from the VPO Lands to December 31, 2016 was 53.2 million tonnes of muriate of potash from 158.4 million tonnes hoisted.

iv)	Geological Setting

Canadian potash deposits are estimated to be among the largest in the world, stretching some 720 km (450 miles) across Saskatchewan. The deposits lie diagonally across the southern plains of Saskatchewan gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota. The deposit is unique in the world in that the mineralization covers such a vast area. The same beds mined on the west side of Saskatoon are mined over 100 km to the east and can be traced into Manitoba, North Dakota and Montana.

The Prairie Evaporite Formation forms part of the Elk Point Basin, a sub-basin of the Williston Basin centered on the northwest corner of North Dakota. The Prairie Evaporite Formation, deposited on the Winnipegosis Formation (limestone), varies in thickness from 120 m (400 feet (“ft”)) to over 210 m (700 ft) and is overlain by the 2nd Red Bed unit, the lower shale member of the Dawson Bay Formation (limestone).

There are four main potash layers in Saskatchewan. The first to be deposited was the Esterhazy Member, which is the bed mined at Mosaic Esterhazy and PCS Rocanville. Above this is the White Bear Marker which is not thick enough, or of sufficient grade, to be of commercial value. This is followed by the Belle Plaine and finally the Lower and Upper Patience Lake. The Lower Patience Lake is mined by Lanigan and the Upper Patience Lake is mined by all other Saskatoon area mines. The Esterhazy Member, being the first potash bearing bed to be deposited, is stratigraphically the deepest. However, the Rocanville/Esterhazy area mines are shallower than the younger Patience Lake Member mines (Saskatoon area) because of their proximity to the basin edge.

The salt cover between the ore zone and the overlying 2nd Red Beds and Dawson Bay Formation varies from no cover near the evaporite edge in Manitoba to over 45 m (150 ft) in south-central Saskatchewan. Salt cover is relied upon to isolate the mining level from potential water-bearing limestone formations above the 2nd Red Beds. Similarly, the depth increases to the southwest from just over 800 m (2,600 ft) in Manitoba to over 1,200 m (4,000 ft) in south-central Saskatchewan.

The local geology of VPO characteristically mirrors the regional geology. The Upper and Lower Patience Lake and Belle Plaine Members exist throughout the VPO Lands. The Esterhazy Member does not exist in the area but is evidenced by a thin (5 centimetres (“cm”) thick) seam containing minor potash values. The mining zone dips gently (less than 0.5°) to the southwest from approximately 500 m to 600 m below sea level. The depth below surface ranges from approximately 1,000 m (3,300 ft) in the northeast to over 1,130 m (3,700 ft) in the southwest. The salt cover ranges from 12 m (40 ft) to just under 20 m (65 ft) across the lease area.

v)	Exploration

Exploration work other than drilling has consisted of numerous 2D and 3D seismic programs and underground channel sampling. Seismic exploration has been used to try and delineate solution collapse features to be avoided when mine planning. Initial 2D acquisition programs, on relatively sporadic time intervals, have been replaced by annual 3D programs that have recently been expanded to shoot the entire areas of interest en masse. The most recent 3D seismic shoot was shot in early 2016 with results expected in early 2017 and was shot over the northwestern edge of KL 114-R. Programs have confirmed the continuity of the Prairie Evaporite Formation and identified features to be avoided, greatly improving the successful completion of mine development entries. In the opinion of the Authors, in order to be categorized as a Measured Mineral Resource, both 3D seismic coverage and adequately spaced drillhole or assay data points are required. Despite the completed 3D program, given that access to the northwest requires considerable entry development time, and there is no drilling program currently planned for the area, the northwest region will remain categorized as an Inferred Mineral Resource.

In addition to drill holes and seismic programs, Agrium utilizes an underground sampling program to confirm thickness, grade and insolubles. Samples are acquired by geologists employed by Agrium and delivered to the Saskatchewan Research Council’s (SRC) Geoanalytical Laboratory. The SRC issues a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels.

vi)	Mineralization

The potash deposit is generally a flat-lying, bedded deposit dipping slightly to the southwest. It is amenable to mining using track mounted boring machines, floor or roof mounted conveyor systems and ancillary wheel mounted mining and transport equipment.

The potash beds at the VPO site are entirely composed of sylvinite, a mixture of KCl and NaCl, and are within a stratigraphic sequence of halite beds. The same beds mined on the west side of Saskatoon are mined over 100 km to the east. These same beds can be traced into Manitoba, Montana and North Dakota.

Despite this remarkable continuity, potash deposits are not without interruption. Solution activity over geological time has resulted in barren or collapse features that have the potential to introduce water from formations above to the mining level.

vii)	Drilling

Original CM&S Drill Holes

All drilling was carried out following SME regulations. Drilling was originally carried out by Canamerican Drilling Corporation. The initial CM&S program set a 10.75” (273 mm) diameter surface casing in a 15” (381 mm) diameter hole to a depth of 450 ft (137 m). From there, a 9” (228 mm) diameter hole was drilled to a core point just above the Prairie Evaporite Formation. Then, a 7” (177.8 mm) diameter intermediate casing was pinned into the Dawson Bay Formation. Coring was completed in a 6.125” (155 mm) diameter hole. Once complete, abandonment consisted of cementing the hole from the total depth to 150 ft (45 m) into the intermediate casing. The casing was cut off 40 ft (12 m) above the cement top and retrieved. Subsequent plugs were run from the cement top to approximately 65 ft (20 m) into the surface casing. The surface casing was then cut off 3 ft (1 m) below the surface, a cap was welded on, and the area was backfilled. A full suite of geophysical logs were run on each hole from surface to total depth.

Recent VPO Drill Holes

In 1989, hole 2-16-36-8-W3 in the Unitized Area was drilled by Sebco Drilling on behalf of Agrium. A 244.5 mm diameter surface casing was cemented in at 146 m depth in a 349 mm diameter drill hole. From there, a long string 177.8 mm diameter casing was cemented the full length to 979 m depth in a 222 mm diameter hole. The hole confirmed the VPO mining zone was present at a depth of 1,021 m.

In 1999, hole 1-24-34-8-W3 in the South Block was completed by Ensign Drilling Services Inc. on behalf of Agrium. A 244.5 mm diameter surface casing was installed to 150 m depth in a 349 mm diameter hole. From there, a 222.3 mm diameter well was then completed “open hole” (without casings) to 1,229 m depth with inverted oil emulsion drilling mud. Hole 1-24-34-8-W3 confirmed the potash beds mined at VPO existed at a depth of 1,110 m.

In 2007, hole 4-3-35-7-W3 in the South Block was drilled by Akita Drilling Ltd. on behalf of Agrium. A 244.5 mm diameter surface casing in a 349 mm diameter hole was cemented to 145 m depth. A 177.8 mm diameter intermediate casing in a 222 mm diameter hole was pinned into the Dawson Bay Formation at 1,092 m depth. The well confirmed the presence of the mining zone at a depth of 1,112 m.

In 2010 and 2011, 14 drill holes were completed on the VPO Lands in the South Block. A 349.0 mm hole was drilled to 165 m where a 244.5 mm surface casing was set and cemented. The main hole was drilled with a 222.0 mm diameter bit to the top of the Dawson Bay Formation at depths ranging from 1,045 m to 1,075 m. The Dawson Bay was cored to the middle of the 2nd Red Beds, providing a 101 mm diameter core from a 199 mm diameter hole. A drill stem test was then carried over the complete Dawson Bay. The mud system was changed from brine water to invert mud in order to core the Prairie Evaporite. A 200 mm diameter hole was then drilled to final depth, approximately 15 m into the underlying Winnipegosis Formation. The hole was geophysically logged from total depth to surface casing. Holes were plugged back to surface with a total of 5 cement plugs. After required gas checks, the surface casing was cut off approximately 1.5 m below ground level, a cap welded on, and the site restored to pre-drilling condition.

Drilling cutting samples were collected on 5 m intervals from approximately 350 m depth to total depth with one set retained by Agrium and two sets delivered to the SME. The evaporite core was logged and sampled on site by ADM Consulting Limited. A quarter core was delivered by ADM Consulting Limited to the SRC Geoanalytical Laboratory in Saskatoon for assay, and the remaining three quarters core delivered to the SME subsurface laboratory in Regina by Blackie’s Coring.

Composite grades of all the drill holes over the 3.35 m mining interval are shown in the table below. These intervals represent true thickness.

Drill Hole ID	Composite From (ft)	Composite To (ft)	Comp. % NaCl	Comp. % KCl	Comp. % Insolubles	Comp. % K2O

D15-32-34-8	1,121.0	1,124.4	82.2	10.3	5.9	6.5
D16-28-34-8	1,114.0	1,117.3	48.4	46.5	4.3	29.4
E04-11-35-9	1,140.0	1,143.4	52.1	38.8	7.1	24.5
E04-12-35-9	1,132.3	1,135.7	48.2	43.4	6.7	27.4
E04-24-35-9	1,096.9	1,100.3	45.5	46.2	7.0	29.2
E04-36-35-9	1,083.6	1,087.0	43.6	46.0	7.8	29.1
E16-22-35-9	1,115.4	1,118.8	46.4	47.4	5.0	29.9
V04-10-35-8	1,076.9	1,080.2	50.4	41.6	6.4	26.3
V04-18-35-8	1,090.7	1,094.0	52.1	40.8	5.6	25.8
V04-20-35-8	1,076.8	1,080.1	50.6	41.6	4.8	26.3
V04-22-35-8	1,081.6	1,085.0	48.8	47.0	3.5	29.7
V04-24-35-8	1,079.8	1,083.2	94.4	2.5	5.2	1.6
V04-28-35-8	1,043.7	1,047.0	51.9	44.5	2.7	28.1
V04-34-35-8	1,052.8	1,056.2	51.7	42.4	4.4	26.8
V11-16-35-8	1,077.9	1,081.3	51.5	41.3	5.6	26.1
V13-01-35-8	1,096.0	1,099.4	47.3	45.7	5.8	28.9
V13-11-35-8	1,069.9	1,073.3	47.7	45.3	5.5	28.6
V13-16-35-8	1,074.7	1,078.0	50.6	42.0	6.0	26.5
V13-23-35-8	1,050.1	1,053.4	49.5	45.8	3.9	28.9
V14-29-35-8	1,048.0	1,051.3	53.4	41.0	4.3	25.9
V16-06-35-8	1,095.4	1,098.8	50.8	43.4	4.3	27.4
V16-08-35-8	1,083.8	1,087.2	47.6	44.3	6.3	28.0
2-16-36-8	1,022.48	1,025.81	52.3	42.2	5.4	26.7
1-24-34-8	1,110.57	1,114.13	55.1	40.6	4.3	25.7
4-3-35-7	1,119.06	1,122.41	49.6	44.2	6.2	27.9
1-21-34-7	1,106.61	1,109.96	50.7	43.8	5.5	27.7
1-11-35-7	1,100.38	1,103.73	49.5	46.5	4	29.4
1-15-35-7	1,075.48	1,078.83	64.4	28.8	6.8	18.2
1-29-34-7	1,110.55	1,113.9	81.4	14.4	4.2	9.1
8-7-34-7	1,124.55	1,127.9	66.4	30.2	3.4	19.1
8-11-35-7	n/a	n/a	n/a	n/a	n/a	n/a
13-9-34-7	n/a	n/a	n/a	n/a	n/a	n/a
13-23-34-7	1,105.44	1,108.79	50.8	42.4	6.8	26.8
15-28-34-8	1,116.69	1,120.04	51.6	43.4	5	27.4
16-26-34-7	1,098.31	1,101.66	47.4	46.4	6.2	29.3
4-5-34-7	1,122.66	1,126.01	50.9	43.1	6	27.2
6-3-34-7	1,110.85	1,114.2	55.2	39.6	5.2	25
12-31-34-7	1,093.65	1,097.00	57.6	38.8	3.6	24.5
13-35-33-8	1,138.22	1,141.57	51.8	42.3	5.9	26.7
16-6-37-8	1,023.27	1,026.62	58	38.8	3.2	24.5
13-22-36-8	1,020.69	1,024.04	53.9	43.7	2.4	27.6

North Expansion Wildcat Drill Holes

North Expansion Wildcat Drill Holes were drilled between 1955 and 1957. Canamerican Drilling Company completed two of the holes and Rio Palmer drilled one. Typically, a 10.75” diameter surface casing was installed in a 13.75” or 15” diameter hole to between 360 and 400 ft depth. From there, a 5.5” or 7” diameter intermediate casing was installed in either a 7” or 9” diameter hole into the 2nd Red Beds near 3,300 ft depth with either cement or an anchor packer. These three holes confirmed the presence of the mining zone within the Prairie Evaporite Formation.

viii)	Sampling and Analysis

The 2010 and 2011 holes were all logged and sampled at the well site by ADM Consulting Limited in a lab trailer provided by Blackie’s Coring of Estevan, Saskatchewan. In general, the core was logged, depth corrected using geophysical logs, convenient sample lengths of 0.25 m to 0.5 m were chosen based on geological changes and existing core breaks, and the intervals measured. Sample intervals were chosen by ADM Consulting Limited and a quarter core was removed either by cutting the core in half along the length of the sample, and one half cut into quarters, or a quarter cut out using a diamond bladed cut-off saw. The quarter core was numbered, bagged and tagged for assay purposes by an employee of Agrium and checked by ADM Consulting Limited. The remaining three quarters were returned to the core box.

Before transport, a packing slip was filled out identifying the drill hole and sample numbers being transported. Samples were transported to SRC’s Geoanalytical Laboratories in Saskatoon, Saskatchewan. SRC is accredited by the Standards Council of Canada. Transport was carried out by ADM Consulting Limited on behalf of Agrium.

Upon receiving the samples, SRC acknowledged that the samples had been received and issued a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels. The samples were at all times in the possession of a responsible person.

Underground Samples

Underground channel sampling programs are carried out by employees of Agrium. Samples are obtained by cutting two slots in the mine wall, approximately five centimeters apart and three centimeters deep, from approximately 15 cm above the normal mining zone down to below the normal mining height of 3.35 m. Horizontal slots are then cut across the verticals to isolate mud seams and noticeable changes in mineralogy to create blocks that are typically 7.5 to 10 cm long. The blocks are removed from the wall with a hammer and chisel. Often, a number of blocks (typically up to three) are combined into one sample interval. The mass of material obtained for assay is very similar to that obtained from a quarter core.

Samples are transported to the SRC Geoanalytical Laboratory by an employee of Agrium and subject to the same documentation procedures as described above.

All VPO drilled hole and underground samples received by the SRC are then crushed, split, and a portion pulverized in a grinding mill. The remainder of the split is returned to Agrium. As part of their Quality Assurance and Quality Control procedures, one in every 20 samples is repeated. A prepared standard sample is also submitted with each batch of client samples. This is done to ensure repeatability of the analyses. The range in results is within the acceptable tolerance.

ix)	Data Verification Procedures

The grade forecasts derived from the underground sampling program are reconciled with mill feed grades obtained from belt mounted K40 analyzers and daily feed samples assayed in the on site laboratory and reported on a daily, monthly, and year to date basis. The mineral reserve tonnage is reconciled monthly to compare the hoisted tonnages, surveyed tonnages and milled tonnages, and is approved if agreement is within a 3% difference, while the milled grade is reconciled to the block model grade.

x)	Mineral Resource and Mineral Reserve Estimates

The table below summarizes the mineral resource estimates regarding VPO as of August 8, 2014:

Area	Grade Est. % K2O	% Insolubles	Measured Mineral Resources (million tonnes)	Indicated Mineral Resources (million tonnes)	Inferred Mineral Resources (million tonnes)
South Block	23.4	5.0	687.0	–	–
South Block	25.4	5.2	–	214.9	–
South Block	24.9	5.2	–	–	962.1
North Expansion Block	26.8	3.9	–	–	79.2

Notes:

(a) Grades are based on the block model estimate.

(b) Insolubles are a deleterious material affecting mineral processing.

(c) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(d) Mineral reserves are not included in mineral resource estimates.

The table below summarizes the mineral reserves estimates regarding VPO as of August 31, 2014:

Area	Grade Est. % K2O	% Insolubles	Mineral Reserves – Proven (million tonnes)	Mineral Reserves – Probable (million tonnes)
South Block	25.8	4.8	122.9	–
South Block	24.3	4.8	–	56.4
Unitized Area	25.2	4.9	52.8	–

Note:

(a)	Grades determined using Vulcan block model.

To estimate the potential extent, grade and tonnage of the VPO mineral resource and reserves, the Authors made certain assumptions and implemented certain parameters, including assumptions and parameters relating to the property area used in the estimates, the mining height used at VPO, in-situ densities, certain seismic features, exploration and drilling data, the calculation of tonnages and extraction rates. For a complete description of key assumptions and parameters associated with the information above, reference should be made to the full text of the Technical Report.

xi)	Mining Operations

In the mine, borer style miners are used to mechanically excavate the rock and load it directly onto a series of interconnected conveyor belts. The broken ore is then transported to a shaft where it is hoisted from underground to surface at a capacity of 1,800 tonnes per hour and fed to the mill. The mine is accessed using a fleet of 4x4 trucks and a network of roads that stretches 11 km north, 11 km south and 14 km east of the shaft. The borer miners are 3.35 m high, 5.5 m wide and use two, three armed rotors to cut the rock. The miners can advance at about 30 cm (1 ft) per minute and will mine tunnels up to 2,200 m long and 10.2 m wide. The potash ore being mined contains about 40 percent potassium chloride (potash), 55 percent sodium chloride (common salt) and 5 percent insolubles.

Production Forecast

Significant changes to the processing facility have been introduced by the Vanscoy Project. As per the Technical Report, the annual production rate will be increased to 2,800,000 tonnes from the existing 1,800,000 tonnes of product. The circuit is designed to process a range of ore grades between 22.0 percent K2O to 25.5 percent K2O, with an average expected grade of 24.6 percent K2O. The nominal milling rate will be 1,084 tonnes per hour (operating 24 hours per day). VPO produces an agricultural grade muriate of potash with an average product grade of 60.6 percent K2O (the product grade must exceed 60.0 percent K2O to achieve the product specification). The design product split will be 75 percent premium

(2,100,000 tonnes per annum) and 25 percent non-premium (700,000 tonnes per annum). The amenability of the VPO ore body to recover and concentrate potash has been well established by the long processing history of the plant. Given the remarkable continuity of the Prairie Evaporite Formation potash beds the relative ease of concentration is not expected to change. The process improvements introduced by the Vanscoy Project are supported by bench and pilot scale test work. Furthermore, industry proven technology with a minimum of one year of successful use within the potash industry has been used in the design to improve the target recovery to 87 percent.

The increased production and recovery will be accomplished through modifications to the existing circuits by installation of new crushing, attrition scrubbing, slimes separation, scavenger flotation and brine handling circuits and the installation of additional flotation and compaction circuit capacity. There have also been enhancements to the existing ore storage, crystallization and loadout circuits.

Infrastructure

The infrastructure at the mine site includes the following key items: mine site location access infrastructure, site power supply, the tailings management area (TMA), rail access and nearby towns and villages. Electrical energy is provided from the SaskPower distribution grid via a 138kv power line sized to accommodate current needs. Process water is provided by a dedicated water line from the South Saskatchewan River.

Markets

Agrium is North America’s third largest producer of potash. Global potash deposits are highly concentrated in only a few specific regions in the world. The world’s largest known potash deposits are located in Saskatchewan, Canada; and Canada accounted for approximately 35 percent of the global potash trade in 2016.

Agrium is a major wholesale distributor of crop nutrition products with demonstrated capabilities to transport and store large product volumes in the United States and Canada and is well positioned to market increased potash sales volumes in North America. Agrium also is the largest retail supplier of crop input products and services to farmers in North America. As our Retail business expands, we expect its potash supply requirements will also increase.

Contracts

VPO is an established production facility and as such has established contracts in numerous areas to support the operation.

Hourly employees at Vanscoy are represented by a labour union with a contract expiration of April 30, 2018.

Long-term transportation agreements with Canada’s two major railways (Canadian National Railway and Canadian Pacific Railway) are in place and managed through a centralized marketing and distribution team within the Wholesale business unit. Truck transport is arranged by the customer, but coordination can be provided by Agrium.

Significant sales agreements do exist and are continuously monitored and negotiated internally. International sales (outside the United States and Canada) of potash produced by Agrium are distributed through the export marketing consortium, Canpotex, which is equally owned by PotashCorp, the Mosaic Company and Agrium. Canpotex has a long history of being a reliable supplier to international markets and of proven marketing capabilities that will grow as its ownership group expands its production capacities and volumes available for export outside the North American market. Other major potash exporting countries include Russia, Belarus and Germany.

Agrium’s existence throughout the value chain is a significant competitive advantage. Access to significant retail customers solidifies North American sales which is especially important during periods of market disruption. Closer to the operation, supply contracts for critical operating supplies and reagents are continuously reviewed to maintain optimal supply and to optimize pricing.

Environmental Considerations

The by-products of potash extraction are insoluble fine tailings (clay) and salt tailings. The TMA is the final destination for these tailings. With an increase in potash production, there will be a corresponding increase in tailings deposition rates. Agrium has conducted a review of its TMA and developed a plan to extend the current tailings operations through 2077 in the currently approved footprint. As part of the Vanscoy Project, the following scope was completed: relocated and increased the size of its brine pond, relocated and increased the size of the fine TMA, and planned for significantly higher salt pile heights.

A slope stability study has been completed to understand the sensitivities of containment dyke geometries, deposition rates and duration, and brine mound effect on pore water pressures both in the tailings and underlying soils. Slope inclinometers and pressure transducers are monitored on a continuous basis as tailings are deposited. Additional slope inclinometers and pore water pressure transducers will be installed in key areas of the pile to monitor pile stability as the tailings pile develops.

Salt deposition is partly offset by excess brine injection into the Deadwood Formation and a road salt operation actively removing tailings from the pile.

Agrium is in material compliance with all environmental permitting requirements. The site is currently permitted by the Saskatchewan Ministry of the Environment pursuant to The Environmental Management and Protection Act, 2010.

The operating potash mines have agreed to provide the Province of Saskatchewan with financial assurances in the form of an irrevocable trust, whereby each producer has agreed to contribute a total of CDN $25-million to their respective trusts for the purpose of decommissioning, restoring and rehabilitating their mines site(s). Payments to this trust were initiated on July 1, 2014 and will continue with annual payments through July 1, 2025.

Taxes

Royalties are paid to the Province of Saskatchewan, which holds most of the mineral rights in the lease area, and royalties from non-Crown lands are paid to various freeholders of mineral rights in the area. The royalty rate calculation is governed by the Mineral Tenure Regulations (Saskatchewan) and varies as a function of selling price, mineral grade, exchange rate, source of ore tonnes, plus other factors.

Municipal taxes are paid based on site property values to the Rural Municipality of Vanscoy. VPO also pays a “potash production tax” to the Province of Saskatchewan following a formula based on sales and profits from Saskatchewan operations. In addition to this, VPO pays corporate income taxes based on corporate profits from all operations.

Mine Life

Per the Technical Report, after 45 years of production, VPO has a Mineral Reserve remaining of 232.1 million tonnes (Proven Mineral Reserve of 175.7 million tonnes grading 25.6 percent K2O and Probable Mineral Reserve of 56.4 million tonnes grading 24.3 percent K2O). The Proven and Probable Reserve estimation is sufficient for approximately 29 years of mining life at the expanded rate of 2.8 million tonnes of product per year.

Measured Mineral Resources of 687.0 million tonnes grading 23.4 percent K2O and Indicated Mineral Resource of 214.9 million tonnes grading 25.4 percent K2O has the potential to add a further 32 years.

xii)	Exploration and Development

It is reasonable to expect that a significant portion of the Inferred Mineral Resources will be upgraded to Indicated Mineral Resources and Measured Mineral Resources as exploration programs are undertaken in the North Expansion Block and South Block. This has the potential to significantly increase mine life.

Capital and Operating Cost Estimates

As described in the Technical Report, the VPO site has been in operation since 1969. In the years immediately preceding this, major capital investment was made to bring the mine into production. Since then, capital expenditures have been made on a regular and ongoing basis to sustain and expand production. The Vanscoy Project was announced in 2011 whereby VPO would be expanded to increase operational capacity to a total of 2.8 million tonnes muriate of potash product per year. The Vanscoy Project cost is approximately U.S.$2.33-billion. Engineering commenced in 2010 and initial early work construction started in 2011. It is estimated that full production will be achieved in 2017. A summary of the expansion costs is outlined in the table below:

Capital Costs	(billions U.S.$)
Shaft headframe and above ground mining buildings	0.19
Surface ore handing	0.23
Ancillary buildings (offices/shops etc.)	0.02
Underground equipment and development	0.14
Process plants	1.05
Compaction	0.40
Infrastructure	0.23
Product loadout	0.07
Total:	2.33(1)

Note:

(a)	Excludes investigation costs and engineering studies completed prior to our Board of Directors’ approval of the Vanscoy Project.

Operating costs for the facility are largely driven by labour requirements. As we expand production, more equipment and manpower resources are required in both the mine and mill facilities to cover production, maintenance and administrative requirements. Additionally, as the mine transitions into deeper sections of the ore body in the South Block, and eventually into KL 204, mine rehabilitation costs are expected to increase to deal with the impact of increased ground pressure. These costs are expected to manifest themselves in both equipment and manpower and have been included in forecast projections. These and other adjustments, such as reagent usage, have been reflected in operating cost estimates that are updated annually for a forward looking period of 20 years. These projections result in cost per tonne projections that are expected to peak during the period of intense ramp-up before decreasing and levelling off at a more normalized level once full production rates are attained.

Economic Analysis

In developing the economic analysis as set out in the Technical Report, a discounted cash flow (DCF) model was employed to determine the net present value (NPV) and internal rate of return (IRR) of the one million metric tonne Vanscoy Project. The DCF model yields a NPV for the Vanscoy Project of U.S.$126-million at a discount rate of 9 percent and an IRR of 9.51 percent. It is assumed that the Vanscoy Project has been financed with internally generated cash flow and no allowance has been made for debt financing in this analysis. The economic analysis of the Vanscoy Project was performed on an after-tax basis. Agrium pays federal and provincial income taxes based on profits from operations. Royalties are paid to the province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question. In addition, Agrium pays a potash production tax and a resource surcharge to the Government of Saskatchewan. The potash production tax is calculated based on profit per K2O tonne at a rate of 15 percent up to CDN $40 per tonne indexed to 1989 GDP (approximately CDN $65 per tonne for 2013) and 35 percent on the remainder of the profits. As part of the potash production tax, Agrium may be subject to a base payment. The base payment amount is CDN $11.00 to CDN $12.33 per K2O tonne. Allowable deductions include royalties and

1 percent of gross revenue for the year. In 2013, the base payment amount was zero. Property taxes are paid according to property values and were CDN $3.8-million in 2013. Currently, Saskatchewan provincial sales tax is 5 percent.

A DCF model requires the use of forecasts for economic inputs and the impact of economic inputs on model results can vary significantly. A sensitivity analysis was performed to determine the impact of changes in the key assumptions on the resulting incremental NPV of the expansion. The sensitivity ranges chosen were: price of +/- $50 per tonne Brazil cost and freight, foreign exchange rate of +/- $10 U.S./CDN and production ramp-up (2016) at +/- 200 thousand metric tonnes. Model assumptions, including a production schedule and economic metrics, are shown in the table below:

Sensitivity Analysis Results on Vanscoy Project (per the Technical Report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated effective October 31, 2014)

Year		Production KCI	FX	Investment capital(1)
		(million tonnes)	(U.S.$ – CDN $)	(millions U.S.$)
2012		1.4	1.00	$471
2013		1.7	1.03	$782
2014		1.1	1.10	$875
2015		2.1	1.12	$210
2016		2.4	1.11	$ –
2017 and thereafter		2.8	1.11	$ –

Notes:

(1)    Includes shaft and headframe, ore handling, buildings, underground equipment, process plants, compaction, infrastructure and loadout.

(2)    Mine life of 61 years at expansion production rates, based on Agrium’s mineral reserves and mineral resources as of December 31, 2014. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Vanscoy Project Economics
NPV 9%	U.S.$126-million
IRR	9.51%
Simple payback (from 2015)	10.4 years

Notes:

(1)    Valuation date of December 31, 2011.

(2)    Potash revenue from 2015 through 2025 is based on the potash price forecast published by FERTECON Limited, an independent consulting agency. Potash revenue for 2026 and beyond is based on potash prices that are reflective of a break-even replacement cost economics for a generic Saskatchewan potash project.

(3)    Annual cash flows derived from the Vanscoy Project result in a 9.51 percent IRR.

Price Sensitivity

	-$50/tonne	base	+$50/tonne
NPV 9% (millions U.S.$)	-$309	$–	$302

Foreign Exchange Sensitivity

	-$.10 U.S.$-CDN $	base	+$.10 U.S.$-CDN $
NPV 9% (millions U.S.$)	-$61	$–	$48

Production Ramp-up Sensitivity

	-200 kmt in 2016	base	+200 kmt in 2016
NPV 9% (millions U.S.$)	-$26	$–	$26

b)	Phosphate Operations

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulfur (or sulfuric acid). Agrium produces final saleable phosphate fertilizers at two separate operations: (i) the Conda Phosphate Operation (CPO) located outside of Soda Springs, Idaho, USA; and (ii) the Redwater Phosphate Operation (RPO) located outside of Edmonton, Alberta, Canada. CPO and RPO are not material to the Company for the purposes of NI 43-101.

The CPO facility consists of a beneficiation mill to produce the rock concentrate as well as the fertilizer plant. The phosphate ore for CPO is supplied by a number of Agrium’s mines located northeast of the CPO plant while the rock concentrate for RPO is currently supplied through a long-term phosphate rock supply agreement with OCP which extends to 2018. Agrium’s minimum commitment is to purchase 798,000 tonnes annually during 2017 and 2018. In 2016, Agrium notified OCP that we would not be nominating any volumes past 2018. Agrium has a transportation agreement for the importation of phosphate rock that ends at year-end 2019 and has a total commitment of $84-million at December 31, 2016.

Agrium’s Kapuskasing Phosphate Operation (KPO) ceased supplying rock concentrate to RPO in June 2013 upon economic exhaustion of remaining ore and the mine was permanently closed. It is currently in the remediation phase with the intent to relinquish mining leases back to the crown upon completion. At December 31, 2016, our provision for remediation costs at KPO was $13-million.

Towards the end of 2015, Agrium began mining from the Lanes Creek Mine in conjunction with mining at the North Rasmussen Ridge Mine. Additionally, in 2016, Agrium purchased 0.3 million tonnes of ore from Monsanto/P4 and processed 0.4 million tonnes (0.1 million tonnes carried over from 2015 purchases) of the Monsanto/P4 ore through the beneficiation plant. Agrium currently projects mining North Rasmussen Ridge to completion in Q3 of 2017 and the Lanes Creek Mine to supply ore into 2019. We received preliminary permitting approvals for the Rasmussen Valley Mine in January 2017 and anticipate final agency authorization in Q1 2017, at which point infrastructure development will commence. We expect mining will begin in Q4 2017. There were no further updates to the Rasmussen Valley Reserve estimate, therefore the final 2014 estimate of 10.1 million tonnes remains in place. Agrium’s updated total Mineral Reserves for CPO are summarized in the Total Reserve Estimates table below. The Total Resource Estimates table is a summary for CPO only. This is due to the fact that KPO was completely mined out in 2013, and therefore has no associated resources remaining.

The table below summarizes the mineral reserves estimates regarding CPO as at December 31, 2016:

Mining Operation	Ore Tons (metric)(1)	% P2O5	Mine Life (years)(2)
CPO Proven & Probable Reserves	15,133,952	25.0	7.0

Notes:

(1)

The concentration of recoverable mined ore tonnes 2.17 million wet tonnes mined to 1.30 million dry tonnes of beneficiated rock at 29.7 percent P2O5 is 59.9 percent for CPO (three-year running averages). This includes 0.08 and 0.36 million tonnes of Monsanto/P4 ore that was beneficiated during 2015 and 2016, respectively.

(2)	Estimates are based upon proven and probable reserves and average annual mining rates of approximately 2.15 million tonnes for CPO.

The table below summarizes the mineral resources estimates regarding CPO as at December 31, 2016:

Mining Operation	Resource Classification	Ore Tons (metric)	% P2O5	Mine Life (years)
CPO	Inferred	18,000,000	25.10	7.3

Notes:

(1)	Mineral reserves are not included in mineral resource estimates.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. We commenced payment of a semi-annual cash dividend of U.S. $0.055 per share in 1996. Starting in December 2011, a series of dividend increases were approved by the Board of Directors, as follows:

Approval date	Dividends declared per common share	Frequency
December 14, 2011	$0.225	Semi-annually
June 7, 2012	$0.50	Semi-annually
December 14, 2012	$0.50	Quarterly
September 23, 2013	$0.75	Quarterly
November 3, 2014	$0.78	Quarterly
May 5, 2015	$0.875	Quarterly

The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

Until completion of the Arrangement, under the Arrangement Agreement, Agrium is permitted to pay, without the written permission of PotashCorp, in respect of its shares, a dividend not in excess of $0.875 per share per quarter consistent with its current practice and in accordance with the terms and timing prescribed in the Arrangement Agreement.

The following table sets forth the dividends per share declared on the Company’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Declared
Year	Per common share
2014	$3.03
2015	$3.41
2016	$3.50

See “5.2 Risk Factors – Risks Relating to Our Financial Activities and Financial Condition, and the Financial Condition of Our Customers and Counterparties – The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time”.

Following completion of the Arrangement and subject to market conditions and the approval of the board of directors of New Parent at the time of completion of the Arrangement, it is expected that New Parent will establish a dividend payment equal to the current level, adjusted for the number of New Parent shares outstanding. See “5.2 Risk Factors – Risks Related to the Operations of New Parent Following the Arrangement – The amount of any dividends to be paid by New Parent following the Arrangement will not be guaranteed”.

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1  GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The following sets forth the terms and provisions of our existing capital. Agrium’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2016, 138,175,525 common shares were issued and outstanding, and no preferred shares were outstanding.

Common Shares

Each common share of Agrium entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each common share entitles the holder to one vote, except at meetings at which only holders of preferred shares of one or more series are entitled to vote. The holders of common shares are entitled to participate ratably in any dividends that may be declared by the Board of Directors of Agrium on the common shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of common shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our preferred shares. There are no pre-emptive or conversion rights attaching to the common shares and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Preferred Shares

Preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The preferred shares of each series rank on a parity with the preferred shares of every other series, and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of preferred shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the preferred shares as a class may be added to, changed or removed, and the Board of Directors of Agrium may create shares ranking prior to the preferred shares, only with the approval of the holders of the preferred shares as a class, any such approval to be given by the holders of not less than 66 2/3 percent of the preferred shares in writing by the registered holders or by resolution at a meeting of such holders.

Shareholder Rights Plan

Agrium is a party to an amended and restated shareholder rights plan agreement dated May 4, 2016 (the “Rights Plan”) with CST Trust Company as rights agent, designed to encourage the fair treatment of all shareholders in connection with any initiative to acquire control of the Corporation. The Rights Plan was last approved by Agrium’s shareholders at the annual meeting in 2016 and has a three-year term. Under the Rights Plan, one right (a “Right”) has been issued and attached to each common share of Agrium outstanding and will be attached to each common share subsequently issued.

Each Right has an exercise price equal to three times the market price per common share, subject to adjustment (the “Exercise Price”). If a person becomes the beneficial ownership of 20 percent or more of the outstanding common shares or announces an intention to commence a take-over bid, other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain other exceptions, each Right (other than Rights beneficially owned by the bidder and its joint actors) shall constitute the right to purchase from us that number of common shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50 percent discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian securities laws) made by way of a take-over bid circular to all holders of common shares on the books of Agrium that satisfies all of the following conditions:

•

the bid must remain open for not less than 105 days or such shorter minimum period that a take-over bid (that is not exempt under Canadian securities laws) must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws, and then for an additional 10 days following public announcement that more than 50 percent of the outstanding common shares held by the independent shareholders (which excludes the bidder and its joint actors) have been deposited or tendered under the bid and not withdrawn for purchase by the bidder;

•

unless the take-over bid is withdrawn, common shares may be deposited or tendered at any time before the close of business on the date of first take-up or payment, and all common shares deposited or tendered may be withdrawn at any time before the close of business on such date.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that no common shares may be taken up or paid for pursuant to the take-over bid before the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities under Canadian securities laws after the date of the Competing Permitted Bid.

A copy of the Rights Plan has been filed with the Canadian securities administrators at www.sedar.com and with the SEC at www.sec.gov.

7.2  CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Company has a required level of Canadian ownership.

7.3  DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to Agrium’s financing costs, liquidity and operations, and to satisfy disclosure requirements under Canadian securities rules. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Agrium’s debt by its rating agencies, or a negative change in Agrium’s ratings outlook could adversely affect Agrium’s cost of financing and its access to sources of liquidity and capital. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions.

Credit ratings on specific obligations are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Company has received in respect of its outstanding debt securities from the ratings agencies as at the date of issuance of this AIF.

	Standard & Poor’s Ratings Services	Moody’s Investors Service
Senior Unsecured Notes and Debentures	BBB	Baa2
US$ Commercial Paper	A-2	P-2
Ratings Outlook	Credit Watch Positive	Under Review for Upgrade

Standard & Poor’s Ratings Services (S&P)

The BBB rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The A-2 rating assigned by S&P is the second highest rating of S&P’s rating categories for short-term debt which range from A-1 to D. Short-term debt rated A-2 is judged by S&P to exhibit adequate protection parameters. A rating of A-2 by S&P means the obligor has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.1

On September 13, 2016, Standard & Poor’s affirmed its A-2 short-term credit rating to Agrium’s $2.5-billion Commercial Paper Program and affirmed its BBB long-term corporate credit rating of Agrium and changed its outlook from stable to under review with positive implications. The change in outlook reflects the potential that the merger with PotashCorp would likely be a credit positive.

Moody’s Investors Service (Moody’s)

The Baa2 rating assigned by Moody’s is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from one to three on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with the 2 modifier indicating a mid-range ranking. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The P-2 rating assigned by Moody’s is the second highest rating of Moody’s four rating categories for short-term debt, which range from P-1 to NP. Issuers rated P-2 are defined by Moody’s as having a strong ability to repay short-term debt obligations.2

On September 15, 2016, Moody’s affirmed its P-2 short-term credit rating to the Commercial Paper Program, and affirmed its Baa2 long-term corporate credit rating with the outlook currently under review for possible upgrade following the announced merger of equals with PotashCorp.

ITEM 8 – MARKET FOR SECURITIES

8.1   TRADING PRICE AND VOLUME

The Company’s common shares trade on the TSX and the NYSE under the symbol “AGU”.

[1]	Standard & Poor’s, Standard & Poor’s Ratings Definitions, May 3, 2016
[2]	Moody’s Investors Service, Rating Symbols and Definitions, October 2016

The following table sets out the high, low and closing prices and trading volume of the common shares on the TSX for 2016 on a monthly basis:

Month (2016)	High Price (CDN $)	Low Price (CDN $)	Closing Price (CDN $)	Volume
January	126.53	115.17	122.32	7,341,400
February	122.41	110.89	116.51	7,723,500
March	121.45	114.14	114.67	9,088,300
April	115.53	104.70	108.12	6,931,700
May	120.00	107.01	118.35	6,670,600
June	123.54	114.91	116.89	6,766,700
July	125.00	114.05	118.50	5,012,700
August	126.85	114.44	126.36	6,243,100
September	128.55	116.09	118.85	9,594,900
October	126.20	115.39	123.13	5,829,900
November	136.79	118.69	135.39	5,557,100
December	144.50	131.99	134.96	7,494,000

The following table sets out the high, low and closing prices and trading volume of the common shares on the NYSE for 2016 on a monthly basis:

Month (2016)	High Price (US $)	Low Price (US $)	Closing Price (US $)	Volume
January	91.01	81.06	86.87	19,364,100
February	87.87	79.94	85.93	23,593,300
March	92.94	85.91	88.29	21,090,100
April	90.00	81.17	86.12	20,120,700
May	92.05	83.15	90.20	22,758,400
June	96.68	87.68	90.42	16,257,600
July	96.61	87.62	90.76	11,317,600
August	100.24	87.75	96.36	17,279,800
September	98.95	88.21	90.69	19,417,100
October	94.45	87.78	91.82	9,484,700
November	101.94	88.65	100.85	11,020,700
December	109.73	98.50	100.55	8,183,000

ITEM 9 – ESCROWED SECURITIES AND SECURITIES

SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, none of the securities of the Company are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1   NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors and officers, including all current positions held with the Company, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the annual meeting of the shareholders of Agrium to be held on May 2, 2017.

Directors

Directors (Name and Municipality of Residence)	Director Since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Derek G. Pannell Saint John, New Brunswick, Canada	2008	Corporate Director. Board Chair of Agrium (part-time basis)	Same as present
Maura J. Clark (1)(2) New York, New York, United States	2016	Corporate Director	President, Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider.
David C. Everitt (1)(2) Marco Island, Florida, United States	2013	Corporate Director. Board Chair of Harsco Corporation (part-time basis), a worldwide industrial company	Former interim CEO of Harsco Corporation; President, Agriculture and Turf Division – North America, Asia, Australia, Sub-Saharan and South Africa, and Global Tractor and Turf Products, Deere & Company, a farm equipment manufacturer
Russell K. Girling (1)(3) Calgary, Alberta, Canada	2006	President and Chief Executive Officer and Director of TransCanada Corporation, a diversified energy and pipeline company	Same as present
Russell J. Horner (1)(2) Vancouver, British Columbia, Canada	2004	Corporate Director	Same as present
Miranda C. Hubbs (3)(4) Toronto, Ontario, Canada	2016	Corporate Director	Executive Vice President & Managing Director, McLean Budden Limited (merged with Sun Life Financial in 2011, then rebranded in 2013 into MFS Investment Management), one of Canada’s largest institutional asset managers
Charles V. Magro DeWinton, Alberta, Canada	2013	President & Chief Executive Officer of Agrium	Executive Vice President & Chief Operating Officer, Executive Vice President, Corporate Development & Chief Risk Officer, Vice President & Chief Risk Officer and, prior thereto, Vice President, Manufacturing, Agrium
A. Anne McLellan, P.C. (2)(4) Edmonton, Alberta, Canada	2006	Corporate Director	Same as present
Mayo M. Schmidt(3)(4) Toronto, Ontario, Canada	2013	President and Chief Executive Officer and Director of Hydro One Inc., an electricity transmission and distribution company	President and Chief Executive Officer, Viterra Inc., a global agri-business company
William S. Simon(3)(4) Rogers, Arkansas, United States	2016	Corporate Director	President and Chief Executive Officer, Walmart, U.S., a subsidiary of Wal-Mart Stores, Inc., a global retailer

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

Officers

Officers (Name and Municipality of Residence)	Present position with the Company and Principal Occupation	Prior principal occupation or employment within the preceding five years
Charles V. Magro DeWinton, Alberta, Canada	President & Chief Executive Officer	Executive Vice President & Chief Operating Officer, Executive Vice President, Corporate Development & Chief Risk Officer, Vice President & Chief Risk Officer and, prior thereto, Vice President, Manufacturing, Agrium
Gary J. Daniel Calgary, Alberta, Canada	Corporate Secretary	Same as present
Henry (Harry) Deans Calgary, Alberta, Canada	Senior Vice President and President, Wholesale Business Unit	Chief Executive Officer, INEOS Nitriles; Chief Executive Officer, INEOS Olefins & Polymers; Chief Executive Officer, INEOS Phenol; Chief Executive Officer, INEOS Enterprises
Steven J. Douglas Calgary, Alberta, Canada	Senior Vice President & Chief Financial Officer	Senior Managing Partner, Chief Financial Officer, Brookfield Property Group; Chief Financial Officer, General Growth Properties
Stephen G. Dyer Ft. Collins, Colorado, United States	Senior Vice President and President, Retail Business Unit	Executive Vice President & Chief Financial Officer, Agrium; Vice President, Retail West Region, Agrium; Manager, Western Retail Crop Production Services, Inc. (a wholly-owned subsidiary of Agrium)
Susan C. Jones Calgary, Alberta, Canada	Senior Vice President & Chief Legal Officer	Vice President, Marketing & Distribution; Managing Director and Vice President, Agrium Europe
Andrew J. Kelemen Calgary, Alberta, Canada	Vice President, Corporate Development	Vice President, Business Development; Vice President, Supply Management, Agrium
Angela S. Lekatsas Calgary, Alberta, Canada	Vice President & Treasurer	Vice President, Corporate Controller & Chief Risk Officer, Agrium
Leslie A. O’Donoghue Calgary, Alberta, Canada	Executive Vice President, Corporate Development & Strategy & Chief Risk Officer	Executive Vice President, Operations, Chief Legal Officer & Senior Vice President, Business Development, Agrium
Fredrick R. Thun Calgary, Alberta, Canada	Vice President, Finance	Vice President & Corporate Controller; Senior Director, Corporate Planning & Analysis, Agrium
Thomas E. Warner Rio, Illinois, United States	Vice President, North American Retail	Vice President, U.S. Retail; Vice President, Retail Distribution; Vice President, Retail East Region, Agrium
Michael R. Webb Calgary, Alberta, Canada	Senior Vice President, Human Resources	Senior Vice President, Head of Human Resources, HSBC Bank Canada, Vancouver; Global Head of Human Resources, HSBC Amanah, HSBC Markets (Asia) Limited, Hong Kong; Head of Human Resources, Global Banking, Principal Investments, Equity Research and Leveraged & Acquisition Finance, HSBC Markets (Asia) Limited, Hong Kong

Directors and officers as a group beneficially owned, or controlled or directed, directly or indirectly, 113,825 common shares of the Company or 0.08 percent of the common shares of the Company outstanding as at February 22, 2017.

10.2  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as set out below, no director or executive officer of the Company was, as at February 22, 2017, or has been within the ten years prior to February 22, 2017, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than 30 consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

Except as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•

was, as at February 22, 2017, or has been within the ten years prior to February 22, 2017, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•

has, within the ten years before February 22, 2017, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In May 2004, Saskatchewan Wheat Pool Inc. (“SWP”), the predecessor of Viterra, disposed of its hog operations, which had been carried on through certain of its subsidiaries, through a court-supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries of SWP for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra’s application to effect a reorganization of the entities in question. Mr.  Schmidt served as an officer and/or director of these entities.

10.3  CONFLICTS OF INTEREST

To the knowledge of the Company, no director or officer of the Company has an existing or potential material conflict of interest with the Company or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Company.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Mine Sites in Idaho and Manitoba

Refer to discussion under the headings “Legacy environmental remediation activities: Idaho mining properties” and “Legacy environmental remediation activities: Manitoba mining properties”. We are actively seeking to resolve these matters. Resolution may require us to undertake various remediation or other actions or to pay penalties; however ultimate resolution depends on the outcome of investigations, discussions and evaluations and possibly settlement or litigation.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, the Company confirms that, as of February 22, 2017, there were no directors or executive officers of the Company or any associate or affiliate of a director or executive officer of the Company with any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

The Company’s registrar and transfer agent is CST Trust Company, at its principal offices in Calgary, Alberta; Montreal, Quebec; Toronto, Ontario; Vancouver, British Columbia and Halifax, Nova Scotia.

P.O. Box 700

Station B

Montreal, Quebec, Canada H3B 3K3

Outside North America (416) 682-3860

Inside North America (800) 387-0825

The trustee for the Company’s unsecured notes and debentures:

The Bank of New York Mellon

Bondholder Relations

P.O. Box 396

111 Sanders Creek Parkway

East Syracuse, NY, USA, 13057

1-800-254-2826

ITEM 15 – MATERIAL CONTRACTS

To the knowledge of the Company, no material contracts require disclosure under this Item other than the Arrangement Agreement in respect of the Arrangement, as described herein under the heading “Item 4 – General Description of the Business – 4.1 Three Year History – 2016 – Proposed Merger”.

ITEM 16 – INTERESTS OF EXPERTS

16.1  NAMES OF EXPERTS

The Consolidated Financial Statements of the Company as at and for the year ended December 31, 2016 have been audited by KPMG LLP.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited, Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., both employees of the Company, each prepared certain sections of the Technical Report in accordance with NI 43-101 on behalf of the Company.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited, Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., both employees of the Company, are qualified persons under NI 43-101 and have reviewed and approved the scientific and technical information within this AIF relating to VPO.

16.2  INTERESTS OF EXPERTS

As of February 22, 2017, KPMG LLP, the auditors of the Company, have confirmed that they are independent with respect to the Company (and its associates or affiliates) within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

As of February 22, 2017, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

Dennis William Aldo Grimm, P.Eng., is an employee of Agrium and holds beneficially, directly or indirectly, less than one percent of any class of the Company’s securities.

Michael Ryan Bartsch, P.Eng., is an employee of Agrium and holds beneficially, directly or indirectly, less than one percent of any class of the Company’s securities.

ITEM 17 – AUDIT COMMITTEE

17.1  AUDIT COMMITTEE CHARTER

Attached, as Schedule 17.1, is the Charter for the Company’s Audit Committee.

17.2  COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are Maura J. Clark (Chair), David C. Everitt, Russell K. Girling, and Russell J. Horner. Each member of the Audit Committee is independent and financially literate.

17.3  RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name (Director Since)	Principal Occupation and Full Biography

Ms. Maura J. Clark (Audit Committee Chair)

B. A. (Economics)

New York, New York, U.S.A.

(February 24, 2016)

Other Public Directorships

•    Fortis Inc., a North American electric and gas utility company, (TSX)

Ms. Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider from 2007 to 2014. Previously Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Prior to that, Ms. Clark served in various other executive positions with Direct Energy Business. Ms. Clark also served as a managing director at Goldman Sachs & Co., an investment-banking firm, and as Executive Vice President, Corporate Development and Chief Financial Officer of Premcor, Inc. (formerly known as Clark Refining & Marketing, Inc.), a petroleum refiner and marketer. Ms. Clark holds a Bachelor of Arts degree from Queen’s University and a Chartered Professional Accountant designation.

Mr. David C. Everitt

B. Sc. (Engineering)

Marco Island, Florida, U.S.A.

(February 10, 2013)

Other Public Directorships

•    Harsco Corporation, a worldwide industrial company, (NYSE)

•    Brunswick Corporation, a worldwide manufacturing company, (NYSE)

•    Allison Transmission Holdings, Inc., a worldwide manufacturing company, (NYSE)

Mr. Everitt is a Corporate Director and the Chair of the Board and former interim CEO of Harsco Corporation, a worldwide industrial company. Mr. Everitt is the former President, Agriculture and Turf Division – North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company. Mr. Everitt served as President of Deere’s Ag Division from 2001 until his retirement in September 2012. During that time, he led significant growth in overseas markets as well as streamlined the North American and European distribution footprint. Since joining Deere & Company in 1975, Mr. Everitt held a variety of management positions throughout the company. Mr. Everitt also serves on the Board of the National Business Aviation Association located in Washington, D.C.

Mr. Russell K. Girling B. Comm., M.B.A. (Finance) Calgary, Alberta, Canada (May 9, 2006) Other Public Directorships • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum. Mr. Girling was the 2012 City of Calgary and Area Co-Chair of the United Way campaign. Mr. Girling is a member of the Canadian Council of Chief Executives, U.S. National Petroleum Council and U.S. Business Roundtable. He also serves on the board of directors for the American Petroleum Institute.

Mr. Russell J. Horner B.Sc. (Chemistry) Vancouver, British Columbia, Canada (September 29, 2004) Other Public Directorships • None	Mr. Horner is a Corporate Director and the former President and Chief Executive Officer of Catalyst Paper Corporation (a forest products and paper company), a former Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited (a forest products and paper company), and a former Managing Director of Australian Newsprint Mills Ltd. (a newsprint company). He is a former Board member of the Pulp and Paper Research Institute of Canada, a former member of the Board of Directors of the World Wildlife Fund Canada, and a former member of the Advisory Board of Factory Mutual Insurance Company (an insurance company). He is a past Chair of the Forest Products Association of Canada, a past Chair of the Pulp and Paper Manufacturers Federation of Australia, a past Chair of the Commonwealth’s Wood and Paper Industry Forum (Australia), and a past Chair of the Co-operative Research Corporation for Hardwoods (Australia). Mr. Horner has attended the Advanced Management Programs at Harvard Business School and at Auckland University.

17.4  PRE-APPROVAL POLICIES AND PROCEDURES

The Company has adopted a written policy pursuant to which the Company’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Company by the Company’s independent auditors. The pre-approved services specified in such policy are reviewed annually, and the audit and non-audit services to be provided by the Company’s independent auditors, as well as the budgeted amounts for such services, are also pre-approved annually. The Audit Committee has also delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

17.5  EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2016 and 2015. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31,
	2016	2015
	CDN $	CDN $
Audit Fees(1)	4,855,700	4,590,700
Audit-Related Fees(2)	9,000	14,000
Tax Fees(3)	215,800	198,500
All Other Fees	NIL	NIL
Total	5,080,500	4,803,200

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements, and are not included in Audit Fees.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2016 and 2015 in the amounts of $93,000 and $88,000, respectively.

ITEM 18 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is provided in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company’s 2016 financial statements and 2016 MD&A.

Additional information relating to Agrium may be found on the Company’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 17.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

(b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(c)	the independent auditor’s qualifications and independence; and

(d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

(a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

(b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

(c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Corporate Secretary or such other person acceptable to the members shall act as Secretary to the Committee.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet alone without management present, and shall meet separately with each of senior management, the independent auditor, the Director, Internal Audit, and the Chief Legal Officer (or such individuals in similar capacities or positions who perform substantially similar functions). The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

(c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-International Financial Reporting Standards information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(f)	receive and review reports from the Corporation’s Disclosure Committee;

(g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

(i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (IFRS) methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

(k)	review the plans of management, the independent auditor and Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

(o)	periodically meet with management separately from the Sr. Director, Internal Audit & Enterprise Risk Management (or such individual in a similar capacity or position who performs a substantially similar function), and the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

(b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

(e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Sr. Director, Internal Audit & Enterprise Risk

Management (or such individual in a similar capacity or position who performs a substantially similar function), and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

(j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

(n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5 percent of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

(c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review the annual audit plans of Internal Audit;

(b)	review the significant findings prepared by Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

(d)	review the adequacy of the resources of Internal Audit to ensure the objectivity and independence of the internal audit function;

(e)	consult with management on management’s appointment, replacement, reassignment or dismissal of Internal Audit;

(f)	periodically review executive officers’ expenses and aircraft usage reports; and

(g)	ensure that the Sr. Director, Internal Audit & Enterprise Risk Management (or such individual in a similar capacity or position who performs a substantially similar function) has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Sr. Director, Internal Audit & Enterprise Risk Management (or such individual in a similar capacity or position who performs a substantially similar function) to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review with the Chief Legal Officer (or such individual in a similar capacity or position who performs a substantially similar function) the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with IFRS. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

(a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

(b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

(c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the Chief Legal Officer or the Corporate Secretary (or such officers in similar capacities or positions who performs substantially similar functions) of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Chief Financial Officer shall report to the Committee annually, if applicable, any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.